Project Franklin

Presentation to the Board of Directors

August 27, 2006

The Blackstone Group

Morgan Stanley

Table of Contents

Section 1

Summary of Current Proposal

Situation Overview

Original Proposal

- On May 28, 2006, Richard D. Kinder, Chairman and CEO of the Company ("Kite"), along with a group of investors led primarily by Goldman Sachs ("GS Capital Partners") sent a letter to the Board of Directors of Kite indicating its willingness to purchase all of the outstanding shares of common stock of Kite at a cash purchase price of $100 per share (the "Proposal")
- Other investors in the deal include senior management of Kite, co-founder Bill Morgan, Board members Fayez Sarofim and Mike Morgan, AIG, The Carlyle Group and Riverstone Holdings LLC
- Proposed bid structure includes $2.8 billion of equity roll-over from management and participating Board members, $4.5 billion of equity from financial sponsors and approximately $14.5 billion of total debt (based on estimated 12/31/06 cash and debt balances)

Current Proposal

- On August 22, 2006, Richard Kinder and the group of investors indicated that they were prepared to revise their proposal to $107.50 per share

Summary of Current Proposal

Situation Overview (cont'd)

- **Morgan Stanley and The Blackstone Group discussed structure and valuation alternatives with the Special Committee regularly throughout the transaction process**
- **Morgan Stanley and The Blackstone Group had periodic conversations with various other parties regarding potential interest in a competing bid for Kite**

28-May-06
Richard D. Kinder and a group of investors led primarily by GS Capital Partners offered to purchase all of the outstanding shares of common stock of Kite at a cash purchase price of $100 per share

13-Jun-06
Kite announced that the Special Committee had retained Morgan Stanley and The Blackstone Group as its financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor to review and evaluate alternative proposals

Morgan Stanley and The Blackstone Group performed due diligence and spoke with energy industry participants and private equity investors who may be interested in acquiring Kite

11-Jul-06
Morgan Stanley and The Blackstone Group met with the Special Committee and formally presented their evaluation of the Proposal and other potential alternatives

Multiple discussions with the buying group about the Proposal

14-Aug-06
Morgan Stanley and The Blackstone Group met with the Special Committee and other Independent Directors and formally presented their evaluation of the Proposal and other potential alternatives

21-Aug-06
Morgan Stanley and The Blackstone Group met with Special Committee to discuss valuation

Timeline: 28-May-06 | 13-Jun-06 | 11-Jul-06 | 14-Aug-06 | 21-Aug-06

Scope of Morgan Stanley and Blackstone's Work

For purposes of the opinion set forth, Morgan Stanley and Blackstone have:

- Reviewed certain publicly available financial statements and other business and financial information of Kite and Key, the general partner of which Kite owns and in which Kite owns a significant limited partner interest
- Reviewed certain internal financial statements and other financial and operating data concerning Kite prepared by the managements of Kite and Key, respectively
- Reviewed certain financial projections prepared by the managements of Kite and Key, respectively
- Discussed the past and current operations and financial condition and the prospects of Kite with senior executives of Kite and discussed the risks related thereto with the management of Kite
- Discussed with the management of Kite potential restructuring plans for Kite prepared and presented by the management of Kite
- Reviewed the reported prices and trading activity of Kite Common Stock and the common stock of Key
- Compared the financial performance of Kite and the prices and trading activity of Kite Common Stock with that of certain other comparable publicly-traded companies and their securities
- Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions
- Participated in discussions and negotiations among representatives of Kite, Parent and their financial and legal advisors
- Reviewed a draft of the Merger Agreement, dated August 25, 2006, the draft Rollover Commitments and the draft Financing Commitments of Parent and Merger Sub (as defined in the Merger Agreement), and certain related documents
- Performed such other analyses and considered such other materials and factors as we have deemed appropriate

Scope of Morgan Stanley and Blackstone's Work (cont'd)

We have assumed and relied upon, without independent verification:

- The accuracy and completeness of the information made available to us by Kite for the purposes of this opinion
- That the financial projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Kite and Key
- That the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that (i) Parent will obtain financing for the Merger in accordance with the terms set forth in the Financing Commitments, and (ii) the transactions contemplated by the Rollover Commitments will be consummated in accordance with their terms
- That there will be no delay in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, that no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger

Summary of Current Proposal

Third Party Discussions

- **Morgan Stanley and The Blackstone Group held discussions with various third parties, none of whom was willing to make a competing proposal for the company at this time**

	Equity/Aggregate Value $Bn	Credit Rating
General Industrials		
GE	351 / 697	Aaa / AAA
Majors (Domestic)		
ExxonMobil	417 / 389	Aaa / AAA
Chevron	146 / 146	Aa2/AA
ConocoPhillips	111 / 141	A- / A1
Majors (International)		
BP	235 / 249	Aa1 / AA+
Royal Dutch Shell	230 / 241	Aa1 / AA
Encana	45 / 51	Baa2 / A-
BG Group	46 / 46	A2 / A-

	Equity/Aggregate Value $Bn	Credit Rating
Pipelines / Utilities / R&M (Domestic)		
Valero	39 / 43	Baa3 / BBB-
Duke	38 / 59	Baa2 / BBB
Dominion	28 / 47	Baa2 / BBB
Williams	15 / 22	Ba2 / BB-
AES	14 / 31	Ba3 / BB-
El Paso	10 / 25	B2 / B+
Koch	NA / NA	-
MidAmerican / Berkshire Hathaway	NA / NA	Aaa / AAA
Pipelines / Utilities / R&M (International)		
E.ON	84 / 88	Aa3 / AA-
Suez	54 / 70	A2 / A-
National Grid	32 / 52	Baa1 / A
Centrica	20 / 19	A3 / A
TransCanada	15 / 28	A3 / NR
Enbridge	11 / 20	A3 / A-

	Fund Size or Equity/Aggregate Value $Bn	Credit Rating
Financial Sponsors		
Blackstone	15.6	-
Cerberus	15.0	-
TPG	13.0	-
KKR	12.5	-
Perry Capital	10.2	-
Apollo	10.1	-
Borealis Infrastructure	Up to 10.0	-
Warburg Pincus	8.0	-
First Reserve	7.0	-
Macquarie	6.0	-
Och-Ziff	5.8	-
Sponsor Partners		
Enterprise	11 / 16	Baa3 / BB+
Energy Transfer	4 / 7	-

Source Capital IQ

Summary of Current Proposal

Transaction Overview

Offer Overview

- The offer, as most recently communicated, contemplates Kite borrowing approximately $7Bn and issuing more than $5Bn in new equity to the consortium of financial sponsors
- These funds would be used to repurchase 100% of the common stock of Kite not owned by Kimberly Dang, Steven Kean, David Kinder, Richard Kinder, Joe Listengart, Bill Morgan, Mike Morgan, Fayez Sarofim, Park Shaper and James Street

Illustrative Sources and Uses of Cash in Proposal (1)

$Bn

Sources		Uses	
Private Equity Consortium Investment	5.1 (2)	Acquisition Non-Management Equity	11.6
Kite Management Equity	3.0	Kite Management Equity	3.0
Existing & New Debt	14.1	Existing Debt	7.2
		Fees	0.4
Total Sources	**22.2**	**Total Uses**	**22.2**

Notes
1. As of 06/30/06
2. Excludes a $1.0Bn contingent equity commitment that investors will provide to the entity if it fails to achieve a determined interest coverage test

Transaction Overview (cont'd)

Summary Description and Key Terms and Conditions

Description:	• Management led consortium acquires 100% of non-management owned common stock of Kite
Consideration:	• $107.50/share
Equity Value:	• $14.6 Bn[1]
Aggregate Value:	• $21.8 Bn[2]

Transaction Multiples:	AV / EBITDA[4]		P / E[4]	
	2006[2]	2007[3]	2006	2007
	12.6x	11.7x	21.5x	19.8x

Premiums Paid:	**30 Day Trailing Average $86.40**	**60 Day Trailing Average $88.37**	**1 Year Trailing Average $90.53**	**5 Year Trailing Average $61.83**	**LTM High $101.44**	**LTM Low $76.40**
	24.4%	21.6%	18.7%	73.9%	6.0%	40.7%

Notes
1. Based on 135.7MM fully diluted shares outstanding; based on Treasury method for all in-the-money options
2. Based on 6/30/06 cash balance of $168MM, total debt of $7.4Bn and excludes minority interest of $1.3Bn
3. Based on adjusted 6/30/06 cash balance of $168MM and total debt of $5.6Bn (pro forma for sale of Retail, TransMountain and 75% of Corridor)
4. Assumes EBITDA projections of $1,732 and $1,721 and EPS estimates of $5.00 and $5.44 for 2006 and 2007, respectively, provided by management (which include other income and exclude minority interest as does aggregate value)

Transaction Overview (cont'd)

Summary Description of Key Terms and Conditions	
Acquiror	• Merger Sub, an acquisition vehicle and wholly owned subsidiary of an LLC set up by the bidding group ("Parent"), will merge with and into the Company, with the Company subsequently becoming a wholly owned subsidiary of Parent
Closing Conditions / Termination Provisions	• Company stockholder approval of 2/3 of shares outstanding • Expiration of antitrust waiting period and regulatory approvals • Representations and warranties bringdown subject to material adverse change (in the event of a breach, 30 day period to cure) • No material adverse change to the Company has occurred and is continuing at the close
Deal Protection	• "No shop" provision (with standard fiduciary out) • Termination Fee from Company to Parent: $220 million, or 1.5% of equity value • Termination Fee from Parent to Company: $220 million, or 1.5% of equity value (sponsors are guaranteeing termination fee)
Other Key Provisions	• Standard representations and warranties for Company and Parent • Standard covenants related to the conduct of business • No financing contingency

Equity Market Performance – Since Announcement

As of August 22, 2006

- **Since the consortium announced its proposal, Kite has traded in-line with the proposed offer, the S&P 500 has increased 1.5%, the Midstream Index [1] has increased 9.3% and the MLP Index [2] has increased 8.0%**

Kite vs Key, MLP Index and Midstream Index [1] [2]
$



104
100
96
92
88
84
80
5/26/06
6/7/06
6/16/06
6/27/06
7/7/06
7/18/06
7/27/06
8/7/06
8/22/06
Kite
+20.5%
Midstream
+9.3%
MLP
+8.0%
Key
-0.9%
Kite
Key
MLP Index
Midstream Index

Source FactSet

Notes
1. Midstream Index includes Enbridge, El Paso ONEOK, Southern Union, TransCanada, Williams
2. MLP Index includes Boardwalk Pipeline Partners, Copano Energy, DCP Midstream, Enbridge Energy Partners, Enterprise Products Partners, Energy Transfer Partners, Genesis Energy, Holly Energy, Hiland Partners, Magellan Midstream, MarkWest Energy, ONEOK Partners, Plains All American, Regency Energy Partners, Sunoco Logistics, TC Pipelines, Valero L.P, Williams Partners, Crosstex Energy

Summary of Current Proposal

Kite Valuation Matrix

As of August 22, 2006

Valuation Matrix
($MM, except per share values)

Price	Premium to Unaffected	Premium/ (Discount) to LTM High	Premium to LTM Low	Implied Equity Value	Implied Aggregate Value	Price / Earnings [1] [2] 2006E	Price / Earnings [1] [2] 2007E	Agg. Value / EBITDA [2] 2006E	Agg. Value / EBITDA [2] 2007E
Statistic	*$84.41*	*$101.44*	*$76.40*	*$11,425*	*$18,638*	*$5.00*	*$5.44*	*$1,732*	*$1,721*
84.41	0.0%	(16.8%)	10.5%	11,425	18,638	16.9x	15.5x	10.8x	9.9x
100.00	18.5%	(1.4%)	30.9%	13,561	20,774	20.0x	18.4x	12.0x	11.1x
105.00	24.4%	3.5%	37.4%	14,246	21,459	21.0x	19.3x	12.4x	11.5x
107.50	27.4%	6.0%	40.7%	14,588	21,801	21.5x	19.8x	12.6x	11.7x
110.00	30.3%	8.4%	44.0%	14,931	22,144	22.0x	20.2x	12.8x	11.9x
115.00	36.2%	13.4%	50.5%	15,616	22,829	23.0x	21.1x	13.2x	12.3x
Mean Midstream Peers						18.3x	16.4x	9.9x	9.4x
Mean MLP Peers								11.3x	9.8x
Mean LDC Peers						17.2x	16.2x	8.4x	7.9x
Mean C-Corp Peers						18.8x	16.5x	10.2x	9.6x

Notes
1. Median IBES estimates for peer valuations; management estimates for Kite
2. Multiples adjusted for sale of TransMountain, 75% sale of Corridor, and sale of Retail

Selected Wall Street Perspectives on Proposal

Selected Wall Street Perspectives on Proposal

	Credit Suisse	UBS	Lehman Brothers	Citigroup	Morgan Stanley
Analyst	Carl Kirst	Ronald J. Barone	Richard Gross	John K. Tysseland	Scott Soler
Price Target					
Pre-Announcement	$110	$106	$100	$105	$105
Post-Announcement	$100	$100	$100	$105	$105
Transaction Commentary	"… investors will generally see the $100 proposal as fair given both the upside involved as well as recognition that interest rate fears… have eaten into the stock's valuation." "… we see no feasible/hostile M&A suitors that put Kite into play." "… fundamentally driven by Key's GP valuation and free cash characteristics rather than from the undervalued nature of its pipelines and utilities."	"We would be surprised to see a competing higher bid." "We believe this underscores the value of infrastructure assets such as pipelines." "… this transaction will cause investors to raise the valuation matrix that were applied to pipelines and other energy infrastructure assets." " We feel [the potential offer increase] could fall in the $105-$108 per share range."	"The offer probably has some room for improvement but we don't see a bidding war." "We believe management is critical to success of deal. As a result, don't expect bids from other operating companies." "Given strong consortium of existing group, would need very strong alternate private equity group to displace current bid."	"… the proposed transactions increase the value of Kite's general partnership interest in Key, yet attempt to take advantage of recent stock price weakness." "We believe investors have more to gain in the long-run by not accepting the offer of $100 per share." "… a higher multiple could be attributed to Kite's GP interest and thus a takeout price of $100 per share would be low." "… there is value in a conservatively financed publicly traded GP as opposed to a leveraged privately held GP."	"… the stock should be worth at least $120/share by 2010 given… expansion opportunities and the undervalued GP… Obviously management agrees; thus the buyout offer." "… this factor [the undervalued GP stake] combined with the company's significant long-term, potential EPS power of >=$9.00 and free cash flow power of >=$8.00 drove the buyout offer."

Section 2

Equity Market Environment

Equity Market Environment

Kite Annotated Stock Price Performance [1]

Last Twelve Months

Kite – Price Volume Performance


$
Volume ('000s)
105.00
100.00
95.00
90.00
85.00
80.00
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$101.75
19-Oct-05
Q3 Earnings release; profits increased 12% to $1.01 a share on net income of $124.8MM
13-Dec-05
Provides Earnings Guidance for FY2006; Expects EPS to rise 18% to $5.00; reiterated plans to raise dividend to $3.50
18-Jan-06
Reports record earnings for 2005 and raised its quarterly dividend 17% to $0.81 ($3.24 annualized)
27-July-06
Increased dividend to $0.875 ($3.50 annualized)
30-Nov-05
Acquisition of Terasen completed - $5.6Bn final consideration
19-Apr-06
Q1 Earnings release; profits increased 29% to $1.44 a share on income from continuing operations of $194.5MM
19-July-06
Q2 Earnings release; profits increased by 18% to $1.17 a share on net income of $157.2MM
15-Feb-06
Conference Call to address FY 2005 and outlook for FY 2006; reiterates expectation of $5.00 EPS
29-May-06
Management announces Consortium proposal
8/22/05
10/18/05
12/14/05
2/13/06
4/11/06
6/8/06
8/22/06
Volume
Price

Source FactSet, Bloomberg

Note
1. As of August 22, 2006

Equity Market Environment

Key Annotated Stock Price Performance (1)

Last Twelve Months

Key – Price Volume Performance


$
Volume ('000s)
55
50
45
40
2,000
1,000
0
8/22/05
10/18/05
12/14/05
2/13/06
4/11/06
6/8/06
8/22/06
19-Oct-05
Q3 Earnings release; net income rose 13% to 245.4MM or $0.57 per unit; above expectations
18-Jan-06
Q4 Earnings release; Increase quarterly cash distribution 8% to $0.80 ($3.20 annualized)
23-Feb-06
Completed the joint acquisition (66.7%) with Sempra of Entrega Gas Pipeline from EnCana for $240MM
17-Apr-06
Acquires A&L Trucking, DPRT LLC., and Lomita Rail Terminal LLC for combined $63MM
29-May-06
Kite Management announces Consortium proposal
19-Jul-06
Q2 Earnings release; net income rose 8% to $242.2 or $0.50 per unit.
27-Jul-06
Declares 4% increase in cash distribution to $0.81 per unit compared to $0.78 in Q205
9-Aug-06
Follow-on Equity Offering of $224MM completed selling 5MM units at $44.80
$44.62
Volume
Price

Source FactSet

Note
1. As of August 22, 2006

Equity Market Performance – Since January 2001

- **Since 2001, Kite has substantially outperformed its peer group, while Key has tracked the MLP index closely**

Kite vs Midstream Index (1)
$


125
100
75
50
25
0
1/1/01
3/19/02
5/28/03
8/5/04
8/22/06
+108%
Unaffected
+72%
(32)%
Kite
Midstream Index

Source FactSet

Key vs MLP Index (2)
$


60
50
40
30
20
10
1/1/01
1/28/02
2/14/03
3/5/04
3/24/05
8/22/06
+113%
+61%
Key
MLP Index

Source FactSet

Kite vs Spot WTI vs Spot Natural Gas
%


300
250
200
150
100
50
0
1/1/01
5/3/02
8/29/03
12/24/04
8/22/06
+160%
+108%
Unaffected
+72%
(31)%
Kite
Spot Natural Gas
Spot WTI

Source FactSet

Key vs Spot WTI vs Spot Natural Gas
%


300
250
200
150
100
50
0
1/1/01
5/3/02
8/29/03
12/24/04
8/22/06
+160%
+61%
(31)%
Key
Spot Natural Gas
Spot WTI

Source FactSet

Notes
1. Midstream Index includes Enbridge, El Paso, ONEOK, Southern Union, TransCanada, Williams
2. MLP Index includes Boardwalk Pipeline Partners, Copano Energy, DCP Midstream, Enbridge Energy Partners, Enterprise Products Partners, Energy Transfer Partners, Genesis Energy, Holly Energy, Hiland Partners, Magellan Midstream, MarkWest Energy, ONEOK Partners, Plains All American, Regency Energy Partners, Sunoco Logistics, TCLP, Valero L.P, Williams Partners, Crosstex Energy

Midstream Equity Markets

Activity

- The midstream equity markets have seen increasing volume since 2000, with GPs representing a large portion of the recent new issue activity
- Despite the increased activity, the market's flexibility to receive larger deals is somewhat limited by the retail nature of the MLP investor universe

MLP Equity Issuance
$MM


6,000
5,000
4,000
3,000
2,000
1,000
0
593
451
141
1,782
409
1,372
2,141
90
138
1,913
3,708
90
433
3,185
4,671
521
897
3,254
5,208
518
398
324
3,968
4,110
265
1,917
93
1,835
2000
2001
2002
2003
2004
2005
2006YTD
Pipelines
Propane
GPs
Other

Source SDC

MLP Equity Issuance


42
35
28
21
14
7
0
250
200
150
100
50
0
9
66
18
99
23
93
33
112
33
142
37
141
217
19
2000
2001
2002
2003
2004
2005 2006YTD
Number of Deals
Average Deal Size

Source SDC

Recent MLP IPOs

Company	Issue Date	At IPO Amount ($mm)	At IPO Implied Equity Value	At IPO Offering Yield	Current Yield
Regency Energy Partners	1/31/06	275.0	764	7.0%	5.9%
DCP Midstream	12/2/05	193.5	376	6.5%	5.3%
Boardwalk Pipeline Partners	11/9/05	292.5	1,976	7.2%	5.4%
Global Partners	9/29/05	107.8	248	7.5%	8.0%
Williams Partners	8/18/05	107.5	301	6.5%	4.8%
TransMontaigne Partners	5/25/05	85.0	156	7.5%	5.6%
Teekay LNG Partners	5/6/05	132.0	648	7.5%	6.0%

Source Company filings

Recent GP IPOs

Company	Issue Date	At IPO Amount ($mm)	At IPO Implied Equity Value	At IPO Offering Yield	Current Yield
Enterprise GP Holdings	8/24/05	291.8	2,443	3.6%	3.4%
Energy Transfer Equity	2/3/06	441.0	2,867	3.3%	3.7%
Magellan Midstream Holdings	2/10/06	539.0	1,535	3.2%	3.9%
Valero Holdings LLC	7/13/06	379.5	1,030	5.5%	5.8%
Buckeye GP Holdings	8/3/06	178.5	481	4.8%	5.3%

Source Company filings

Equity Market Environment

Midstream Equity Markets

Depth

- While the midstream and MLP markets have experienced relatively strong performance and interest recently, the market still remains relatively small when compared to the broader energy market
- One of the most noteworthy aspects of the energy and midstream markets recently has been GP valuations
  - Despite the market activity and momentum, the market remains small when compared to other energy sub-sectors

Total Market Capitalization
$Bn


1,600
1,400
1,200
1,000
800
600
400
200
0
1,469
1,270
344
330
240
232
142
140
65
62
65
52
28
27
12
4
Majors
Independent E&P
Services
C-Corp Midstream
Refiners
MLPs
LDCs
GPs
Float

Source FactSet

Equity Market Environment

Midstream Equity Markets

GP Valuation Considerations

- **While the market has clearly demonstrated an appreciation for the growth associated with a GP ownership stake, it has not yet begun to differentiate among the various alternatives**

Legend	
Company	**Ticker**
Enterprise Products Partners	EPD
Enterprise GP Holdings	EPE
Energy Transfer Partners	ETP
Energy Transfer Equity	ETE
Magellan Midstream Partners	MMP
Magellan Midstream Holdings	MGG
Valero LP	VLI
Valero GP Holdings	VEH
Buckeye Partners	BPL
Buckeye GP Holdings	BGH

Total Return
%



50.0
40.0
30.0
20.0
10.0
0.0
Leverage to growth 2.3x
15.0
6.7
8.3
22.7
3.4
19.3
Leverage to growth 1.8x
27.3
5.3
22.0
43.0
3.7
39.3
Leverage to growth 2.9x
14.2
6.3
7.9
26.5
3.9
22.6
Leverage to growth 1.7x
13.9
7.0
6.9
17.8
5.8
12.0
Leverage to growth 2.0x
13.7
7.1
6.6
18.4
5.3
13.1
EPD
EPE
ETP
ETE
MMP
MGG
VLI
VEH
BPL
BGH
1 Yr Fwd Growth
Yield

Source Company Filings, FactSet, Equity Research

2007 Price / Cash Flow
x



25
20
15
10
5
0
12.9
9.3
5.3
16.9
13.2
7.8
22.9
21.1
19.8
C-Corp(1)
LPs
GPs

Source Company Filings, FactSet

MLP / GP Yields
%



10
8
6
4
2
0
1/1/01
12/3/01
11/4/02
10/6/03
9/6/04
8/8/05
8/22/06
Mean MLP Yield
Mean GP Yield
US 10 yr Treasury

Source Company Filings, FactSet

Note
1. Cash flow = net income + D&A – maintenance capex

Equity Market Environment

Selected MLP IPO Yields [1]

Since 1994

IPO Yields
%



Average MLP Yield — Average GP Yield — US 10 yr Treasury

Source Company Filings, FactSet

Note
1. As of August 22, 2006

Equity Market Environment

Public Market Comparables (1)

As of August 22, 2006

Midstream AV / EBITDA
x



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
13.3
12.6
11.3
10.7
9.7
9.5
8.8
7.1
Mean(2): 9.9x
ENB
Kite Offer
SUG
Kite Unaffected
TRP
WMB
OKE
EP
2006
13.2
11.7
10.8
9.7
9.4
8.6
8.0
6.4
Mean(2): 9.4x
ENB
Kite Offer
SUG
Kite Unaffected
TRP
OKE
WMB
EP
2007

Source Company Filings, FactSet

Legend	
El Paso	EP
Enbridge	ENB
ONEOK	OKE
Southern Union	SUG
TransCanada	TRP
Williams	WMB

Notes
1. Based on IBES estimates; Kite based on management estimates
2. Excludes Kite Offer and Kite Unaffected

Section 3

Midstream Transaction Environment

Midstream Transaction Environment

2002 – Current

	2002 – 2003 Era of the Distressed Sale	2004 – 2005 Era of Growth through Acquisition	2006 and Forward Organic Growth / GP Focus
Buyers and Sellers	• Convergence companies were the primary sellers during this period, specifically Williams, El Paso and Duke – Represented 13 of 24 transactions in 2003 • Financial sponsors represented a large part of the buyers universe – Notable new entrants included AIG, Berkshire Hathaway, Loews, Riverstone, Charlesbank and Natural Gas Partners	• Sellers included Utilities and Majors keen to taking advantage of an increasingly attractive sellers market – Shell, ChevronTexaco, ExxonMobil, BP, ConocoPhillips – AEP, TXU, Texas Genco, OG&E, ONEOK • Also among active sellers were Sponsors looking to monetize investments at relatively attractive multiples: – Anschutz, Charlesbank, Koch, AIG Highstar, Natural Gas Partners • Buyers included MLPs, Sponsors and, increasingly, Corporates	• Sponsors and MLPs represent the majority of buyers, year to date
Commentary	• 2002 saw the bottom of the transaction market with an average LTM multiple of 7.7x • 2003 realized a slight recovery with LTM multiples increasing to 8.2x	• Transaction multiples continued to increase (10.2x in 2004 and 11.5x in 2005), driven in part by low interest rates and also by steady Sponsor interest • MLPs continued to execute a growth-through-acquisition strategy, although were increasingly outbid by Corporates for some of the larger assets	• 2006 has seen continued evolution of the GP market with three MLP GP's electing to monetize a portion of their stake in the public markets • PAA's acquisition of PPX and Kite's MBO have further highlighted the GP value • MLP's meanwhile, have returned their focus to organic opportunities, seeking to avoid high multiples in the acquisition market
Notable Transactions	• The creation of Energy Transfer through the reverse merger with Heritage Propane • Enterprise's acquisition of Gulfterra	• Vulcan's acquisition of PAA's GP • Kite's acquisition of Terasen • EPCO's acquisition of TPP's GP • Targa's acquisition of Dynegy Midstream • SUG's acquisition of Sid Richardson midstream	• Plains All American's acquisition of Pacific Energy Partners • Kite's proposed MBO • ONEOK's restructuring with Northern Border

Project Franklin

Midstream Transaction Environment

Midstream M&A Review

As of August 22, 2006

Transaction Multiples


x
$MM
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
1,800
1,500
1,200
900
600
300
0
9.4
8.2
7.7
6.7
8.2
7.1
10.2
8.8
11.5
9.8
9.2
10.3
2001
2002
2003
2004
2005
2006YTD
Average LTM (x)
Average FY1 (x)
Average Transaction Size ($MM)

Source JS Herold, Wall Street Research, Bloomberg

Deal Volume by Buyer Type


$MM
# of Transactions
20,000
15,000
10,000
5,000
0
60
45
30
15
0
14,834
3,145
11,689
12,669
5,754
3,393
3,523
11,071
7,387
2,098
1,586
15,258
6,437
920
7,901
19,359
5,612
3,184
10,563
14,025
6,805
1,500
5,720
2001
2002
2003
2004
2005
2006YTD
Corporates
Financial Sponsors
MLPs
Number of Transactions

Source JS Herold, Wall Street Research, Bloomberg

Section 4

Kite Financial Overview

Kite Financial Overview

Kite Overview


Kite
Kite Canada (1)
Second largest transporter of crude oil and petroleum products in Canada. The company has a total transportation capacity of about 960,000 barrels/day through approximately 2,800 miles of pipelines in Canada and the U.S. It also has five terminals with about 5 million barrels of capacity.
2006E EBITDA: $135MM
Includes:
- TransMountain
- Corridor
- Express
- Platt
Retail Natural Gas (2)
Natural gas utility for approx. 240,000 residential, agricultural, commercial and industrial customers in rural Colorado, Wyoming and Nebraska.
2006E EBITDA: $66MM
Power
Develops natural gas-fired power plants. The company built and holds a preferred interest in a 550-megawatt natural gas-fired power plant in Jackson, MI. It also owns an interest in three plants in Colorado.
2006E EBITDA: $21MM
Key Stake
Kite owns the general partner of and has a significant limited partner interest in Key.
2006E EBITDA: $660MM
Terasen Gas
Largest local distribution company in British Columbia and third largest in Canada. It provides natural gas distribution and related services to almost 900,000 customers.
2006E EBITDA: $325MM
NGPL
Largest transporter of natural gas into the high-demand Chicago market. The system has approx. 10,000 miles of pipeline, 239 Bcf of working gas storage and peak day deliverability of 5.8 Bcf/day.
2006E EBITDA: $522MM
100% GP
17% KMR Shares
9% LP Units
Key
CO_2
Largest transporter and marketer of CO_2 for enhanced oil recovery projects in the U.S. Transports over 1 Bcf/day through 1,300 miles of pipelines. Significant interests in 3 oil fields and a crude oil pipeline in the Permian Basin.
2006E EBITDA: $548MM
Natural Gas Pipelines
Major transporter of natural gas in TX, Rocky Mtn., and the Midwest. Approx. 15,000 miles of pipelines with transportation capacity of 9 Bcf/day and working gas storage capacity of 35 Bcf. Also owns and operates gathering, treating and processing facilities.
2006E EBITDA: $503MM
Products Pipelines
Largest independent transporter of petroleum products in the U.S. The company transports over 2 million barrels/day of gasoline, jet fuel, diesel and natural gas liquids through more than 10,000 miles of pipelines.
2006E EBITDA: $592MM
Terminals
Largest independent terminal operator in the U.S. Approx. 85 terminals handle more than 80 million tons annually of coal, petcoke and other materials. Liquids storage capacity of 40 million barrels for petroleum products & chemicals, and about 55 transload facilities.
2006E EBITDA: $393MM
REX
Key, Sempra Pipelines & Storage, and ConocoPhillips are jointly pursuing the development of a natural gas pipeline to link producing areas in the Rocky Mountain region to the upper Midwest and Eastern United States. The pipeline will have a capacity of up to 2 Bcf/day.
2006E EBITDA: $0

Source Management Projections including G&A allocations for Kite; above figures do not include $7.3MM unallocated G&A and $8.8MM of equity income for Customer Works; Key figures exclude corporate expenses

Notes
1. Management plan assumes TransMountain and 75% of Corridor sold as of 1/1/07
2. Pending expected close of sale to GE in January 2007

Kite EBITDA by Segment

Management Projections

2006 EBITDA by Segment
$1,732MM


Other
13%
NGPL
30%
Key
38%
Terasen Gas
19%

Source Management Projections include G&A allocations

2010 EBITDA by Segment
$2,353MM


Other
2%
NGPL
27%
Key
56%
Terasen Gas
15%

Source Management Projections include G&A allocations

Kite EBITDA by Segment
$MM


3,000
2,500
2,000
1,500
1,000
500
0
2006-2010
CAGR
8.0%
NM
19.0%
1.9%
4.7%
1,732
225
660
325
522
1,721
45
774
331
571
2,008
45
1,038
337
588
2,200
50
1,200
343
607
2,353
51
1,324
350
628
2006
2007
2008
2009
2010
NGPL
Terasen Gas
Key (1)
Other (2)

Source Management Projections include G&A allocations

Notes
1. TransMountain included in Key
2. Excludes TransMountain, Corridor and Retail from 2007-2010

Kite Financial Overview

NGPL

Opportunities

- Strong customer base (7 of top 10 are LDCs) with little concentration
- Long term contracts with recent major rollover success
- Substantial volume of cushion gas that can be released (15 Bcf)
- Low cost pipeline vs. the competition
- Over $200M of near term expansion opportunities with long term fixed rate negotiated contracts in place

Risks

- Potential for an adverse rate case
- Competition in Chicago market area
- Potential for movements in the supply basins

NGPL Historical and Projected Results (1)

$MM

	Fiscal Year Ending Dec. 31,					
	2005A	2006E	2007E	2008E	2009E	2010E
Revenues	**949.2**	**856.1**	**911.4**	**932.8**	**956.0**	**982.4**
% Growth	-	*(9.8%)*	*6.5%*	*2.3%*	*2.5%*	*2.8%*
EBITDA	**534.7**	**570.6**	**625.6**	**646.7**	**669.6**	**695.6**
% Growth	-	*6.7%*	*9.6%*	*3.4%*	*3.5%*	*3.9%*
% Margin	*56.3%*	*66.7%*	*68.6%*	*69.3%*	*70.0%*	*70.8%*
EBIT	**435.1**	**464.5**	**518.4**	**538.4**	**560.3**	**585.1**
% Growth	-	*6.7%*	*11.6%*	*3.9%*	*4.1%*	*4.4%*
% Margin	*45.8%*	*54.3%*	*56.9%*	*57.7%*	*58.6%*	*59.6%*

Note
1. Excludes G&A allocations

Kite Financial Overview

Terasen Gas

Opportunities

- 3rd largest gas utility in Canada, with over C$3.0Bn rate base
- Strong operational performance as Terasen continues to earn incentive returns above allowed rate of return for operational cost savings
- Stable cash flow
- Good organic growth opportunities through LNG storage and the Inland Pacific Connector

Risks

- Regulation puts a cap on earnings potential
- Natural gas commodity price risk as industrial customers can switch to alternative energy sources
- Potential for future regulatory/political sentiment changes

Terasen Gas Historical and Projected Results [1]
$MM

	Fiscal Year Ending Dec. 31,				
	2006E	2007E	2008E	2009E	2010E
Revenues	**1,621.6**	**1,631.6**	**1,639.6**	**1,648.6**	**1,658.6**
% Growth	-	*0.6%*	*0.5%*	*0.5%*	*0.6%*
EBITDA	**324.5**	**331.1**	**336.5**	**342.8**	**350.0**
% Growth	-	*2.0%*	*1.6%*	*1.9%*	*2.1%*
% Margin	*20.0%*	*20.3%*	*20.5%*	*20.8%*	*21.1%*
EBIT	**238.0**	**242.0**	**244.3**	**247.3**	**251.1**
% Growth	-	*1.7%*	*1.0%*	*1.2%*	*1.5%*
% Margin	*14.7%*	*14.8%*	*14.9%*	*15.0%*	*15.1%*

Note
1. Excludes G&A allocations

Kite Financial Overview

Kite Canada

- **Management projections assume TransMountain is sold to Key on 1/1/07**
- **Also assume the sale of 75% of Corridor for $225MM**
- **Therefore, Kite Canada's remaining investments are deconsolidated in 2007**

Opportunities

- Favorable demographic trends in the western US and Canada
- Good position to benefit from emerging opportunities in Canadian oil sands
- Blue chip list of shippers
- Significant capital expansion opportunities through TMX1, TMX2 and TMX3 ($3Bn+ opportunity)
- Good asset fit and investment potential for MLP structure of Key

Risks

- Impact of declining oil prices on oil sands opportunity
- Execution risks on expansion projects (raw material prices, availability of labor, etc.)

Kite Canada Historical and Projected Results
$MM

	Fiscal Years Ending December 31,				
	2006E	2007E	2008E	2009E	2010E
Revenues	**198.1**	**-**	**-**	**-**	**-**
% Growth	-				
EBITDA [(1)]	**134.8**	**-**	**-**	**-**	**-**
% Growth	-				
% Margin	*68.0%*				
EBIT [(1)]	**98.4**	**-**	**-**	**-**	**-**
% Growth	-				
% Margin	*49.7%*				
Equity in Partnerships	**17.6**	**21.1**	**21.6**	**27.2**	**27.7**

Note
1. Inclusive of equity in partnerships

Kite Financial Overview

Key EBITDA by Segment

Management Projections

2006 EBITDA by Segment

$2,036MM



Products Pipelines
29%
CO_2
27%
Terminals
19%
Natural Gas Pipelines
25%

Source Management Projections before corporate expenses

2010 EBITDA by Segment

$3,646MM



Transmountain
6%
Products Pipelines
22%
CO_2
28%
Terminals
17%
Natural Gas Pipelines
27%

Source Management Projections before corporate expenses

Key EBITDA by Segment

$MM



4,000
3,200
2,400
1,600
800
0
2006-2010
CAGR
15.7%
NM
17.4%
18.5%
11.5%
7.5%
2,036
548
504
393
592
2,371
105
611
567
459
629
2,960
134
859
772
512
683
3,337
165
946
931
559
736
3,646
215
1,040
993
607
791
2006
2007
2008
2009
2010
Products Pipelines
Terminals
Natural Gas Pipelines
CO_2
Transmountain

Source Management Projections before corporate expenses

Kite – Equity in Partnerships

- **The bulk of Kite's growth in its ownership of Key comes from its GP interest**

Kite - Equity in Partnerships
$MM


2006-2010
CAGR
1,500
1,000
500
0
660
113
16
530
774
126
19
630
1,038
165
26
847
1,200
179
29
991
1,324
198
32
1,093
19.0%
15.1%
18.9%
19.8%
2006
2007
2008
2009
2010
GP IDRs
Minority Interest
Key LP Stake (1)

Source Management Projections

Note
1. Net of Key Management minority interests

Key Growth Drivers

Expansion Capital Expenditures	2004	2005	2006	2007	2008	2009	2010	2006-2010 Average
Products Pipeline [1]	122.8	164.2	123.5	200.0	150.0	150.0	150.0	154.7
TransMountain	-	-	-	95.6	607.3	816.6	-	506.5
Natural Gas Pipelines / REX	-	-	624.5	874.2	668.5	45.7	-	553.2
Natural Gas Pipelines / LA Line	-	-	-	113.7	292.2	72.6	-	159.5
Natural Gas Pipelines / All Other	54.2	56.7	24.2	100.0	100.0	100.0	100.0	84.8
CO2 [2]	275.7	267.5	422.4	206.3	184.2	167.8	142.6	224.7
Terminals [3]	64.7	121.6	121.2	300.0	250.0	200.0	200.0	214.2
OH/IT/Other	83.4	73.4	55.7	-	-	-	-	NM
Total	**1,079.6** [4]	**991.2** [4]	**1,371.5**	**1,889.7**	**2,252.1**	**1,552.7**	**592.6**	**1,532.0**

Notes
1. Includes acquisition capex of $50MM a year from 2007 to 2010
2. 2006 includes $94MM for Journey acquisition
3. Includes acquisition capex of $100MM a year from 2007 to 2010
4. Includes $479MM and $308MM in acquisitions in 2004 and 2005, respectively

Kite Financial Overview

Key

Opportunities

- Strong backlog of expansion projects, notably REX which is fully subscribed with 10 year contracts
- Movement of natural gas supply basins to Rockies creates opportunities/needs for new infrastructure
- Nationwide footprint with little competition in many niches/geographies (i.e., CO2)
- Scale allows capability for sizable expansion projects most of the competition could not take on
- Strong customer base with little concentration

Risks

- Environment for acquisitions is difficult, given valuation multiples and where Key is in the splits
- Execution risk on expansion projects
- Financing risks/interest rate risks
- Regulatory requirements
- Recontracting risk at REX after initial 10 year period expires
- Commodity price risk in CO2 and Terminals business

Key Historical and Projected Results
$MM, unless otherwise noted

	Fiscal Years Ending December 31,					
	2005A	2006E	2007E	2008E	2009E	2010E
Revenues	9,718	12,419	13,117	13,992	14,678	15,317
% Growth		27.8%	5.6%	6.7%	4.9%	4.4%
EBITDA	1,621	1,806	2,121	2,700	3,071	3,373
% Growth		11.4%	17.4%	27.3%	13.7%	9.8%
% Margin	16.7%	14.5%	16.2%	19.3%	20.9%	22.0%
EBIT	1,265	1,422	1,694	2,224	2,530	2,800
% Growth		12.3%	19.1%	31.3%	13.7%	10.7%
% Margin	13.0%	11.5%	12.9%	15.9%	17.2%	18.3%
GP IDR	474	530	629	847	991	1,093
Total Cash Flow to KMI (1)	531	599	690	889	1,078	1,193
Distribution Per Unit Target ($)	3.13	3.28	3.51	4.08	4.46	4.66

Note
1. Includes GP interest, IDRs and LP unit distributions

Kite Financial Overview

Illustrative Risks and Opportunities

EBITDA Variability

"Risks to be Considered" per Goldman Sachs and Management:

- 5-year plan methodology: high-level projections, not bottom-up budget
- Executing on unidentified opportunities underlying growth expectations
- Oil production and prices
- Project overruns and delays
- Capital markets: access, cost, rates
- Sustaining capex needs
- Securing customer commitments for expansions

Effect of Specifically Identified Events on 2010 EBITDA:

Status Quo 2010 EBITDA = $2,353mm



$2,353mm
10% Change in Production
(65)
65
$200 Change in Average Annual Incremental Unidentified Growth Opportunities
(40)
40
$10 Change in Oil Price
(30)
30
1.0x Change in KMI/KMP EBITDA acquisition/expansion multiple
(30)
30
MLP Interest Rate Change by 50 bps
(25)
25
MLP Yield Change by 50 bps
(5)
5
10% Change in Budget for REX, LA, TMX I & II
(20)
1 Year Delay in REX & LA
(15)
(75)
(50)
(25)
0
25
50
75

Section 5

Valuation of Kite

Valuation of Kite

Kite Summary Valuation

Valuation Summary

Price per Share ($)

	Statistic ($MM)	Low	High
52 Week Trading Range (Pre-Announcement)		76	101
Analyst Price Targets (1)		96	107
Public Market Trading Comps			
• P/E 2006 (17.0x–21.0x)	$5.00	85	105
• P/E 2007 (15.0x–18.0x)	$5.44	82	98
• Agg Value / EBITDA 2006 (10.0x–12.0x) (2)	$1,732	75	100
• Agg Value / EBITDA 2007 (9.0x–12.0x) (3)	$1,721	74	112
Discounted Equity Value 2009 EPS (15.0x-18.0x) (4)	**$8.30**	100	122
Public Restructuring		100	123
Transaction Comps			
• Agg Value / FY1 EBITDA (9.0x-12.0x) (3)	$1,721	74	112
• Premia Paid (20%-30%)	$84.41	101	110
Cash Flow Analysis			
Discounted Cash Flow 7.5-8.5% Discount Rate; 9.5-11.5x Terminal EBITDA Multiple		93	124
LBO		90	108
Sum of Parts		84	128



$107.50/share (5)
50
75
100
125
150

Notes
1. Price targets discounted back six months at Kite's estimated cost of equity of 9%
2. Valuation assumes $7.2Bn in net debt
3. Valuation assumes $5.4Bn in net debt
4. Assumes 2010 EPS discounted back 3.5 years at Kite's estimated cost of equity of 9% (valuation includes cumulative dividends discounted annually at Kite's estimated cost of equity of 9%)
5. Assuming a November 30th close, shareholders in Kite will receive $107.50 in cash at close and $0.875 per share as a dividend payment in November. To put this on a 6/30/06 basis, this would represent a present value of approximately $106 per share

Kite and Key Stock Price Performance

	Price	Premium from Offer Price
Offer	107.50	
Unaffected Price	84.41	27.4%
Current Trading Value	101.75	5.7%
52 Week High	101.44	6.0%
52 Week Low	76.40	40.7%
5 Year High	101.44	6.0%
5 Year Low	32.15	234.4%
30 day Trailing Average	86.40	24.4%
60 day Trailing Average	88.37	21.6%
1 year Trailing Average	90.53	18.7%
3 year Trailing Average	71.89	49.5%
5 year Trailing Average	61.83	73.9%

Price Performance Since 2001 – Rebased to Kite
$


120
100
80
60
40
20
0
+108%
CAGR: 14%
Unaffected
+72%
CAGR: 10%
+61%
CAGR: 9%
+1%
CAGR: 0%
01/01/01
02/08/02
03/14/03
04/16/04
05/20/05
08/22/06
Kite
Key
S&P 500

Source FactSet

Kite Stock Trading Volume Analysis

Last Twelve Months Prior to Announcement of Offer

- **Over the twelve months prior to the Proposal, 4.6MM shares traded at prices at or above $100 / share, representing 2.8% of the shares traded**
  - **166MM shares have been traded over that twelve month period**
  - **86MM shares have traded since the transaction was announced**

Volume Traded by Price Range (1)

MM Shares **% of Total Volume Traded**


60
45
30
15
0
100
75
50
25
0
8.8
14.5
49.4
48.3
35.4
4.6
4.6
5
14
44
73
94
97
100
$82 - $85
$85 - $88
$88 - $91
$91 - $94
$94 - $97
$97 - $100
$100+

Source FactSet

Note
1. Period from May 25, 2005 to May 26, 2006

Valuation of Kite

Selected Wall Street View of Kite

Prior to Announcement of Proposal

- **Other Equity Research analysts price targets:**
  - **$108.00 – Banc of America (01/25/06)**
  - **$105.00 – Wachovia Securities (04/19/06)**
  - **$105.00 – Price Target Research (05/14/06)**
  - **$112.00 – RBC Capital Markets (04/20/06)**

Wall Street View of Kite Prior to Announcement of Proposal

	citigroup	UBS	Lehman Brothers	Credit Suisse	Morgan Stanley
Report Date	4/21/06	4/20/06	4/26/06	4/19/06	5/1/06
Stock Price	$90.70	$90.70	$89.53	$91.29	$88.02
Price Target	$105.00	$106.00	$100.00	$110.00	$105.00
Competitive Strengths	• Organic growth opportunities gained through the acquisition of Terasen • Key segments on target for solid performance (excluding CO2) • Strong volumes on TransMountain (Kite Canada)	• Strong cash flow growth from Key • New growth opportunities with Terasen acquisition • NGPL results continue to benefit from successful contract renegotiations • Positive impact of FERC rate decision	• Key strong contributor and growth driver • Two large segments now with Terasen acquisition • Increased Key earnings from TX pipelines • NGPL significant amount of capacity sold under contract	• Advanced several major projects in $8Bn backlog (45% now firm) • Blended TMX2/TMX3 expansion opportunity • Strength in its underlying growth prospects	• Growth stemming from ~$8 to $12 billion of internal expansion projects • Does not carry as much direct commodity exposure as peers • Shareholder-driven management
Threats / Issues	• Increased dependence on Key for earnings growth • Expected shortfall in the CO2 segment • Key to generate lower than previously expected earnings and pay slightly lower cash distributions in 2006-07	• "Slight slip-up" in CO2 segment • Environmental expenses and low demand for propane due to warm winter hurt Products Pipelines segment • No assurance that Key will be able to acquire assets or invest in various projects on economically acceptable terms	• Yield affected by recent increase in interest rates • Reduction in CO2 producing volumes of ~3MBbl/d at SACROC • Key is experiencing increased G&A and interest costs which have offset EBIT increases	• Ongoing challenge at SACROC unit • Earnings uncertainty associated with SACROC unit could temporarily cap Kite's upside	• Key's distribution growth rate over the next five years likely much lower than past five years • MLP will require a substantial amount of capital in near term • Very tight cash distribution coverage ratio • Large size and diverse mix of asset base is "a lot to manage"

Valuation of Kite

Midstream Public Market Comparables

As of August 22, 2006

2006E P/E
x


30
20
10
0
23.9
20.8
19.1
16.9
16.2
15.6
14.4
WMB
ENB
TRP
Kite
Unaffected
OKE
SUG
EP
Current
Offer:
21.5x
Mean(1):
18.3x

PEG:	1.96	2.85	9.57	1.35	2.02	2.08	1.80

Source FactSet and Kite management estimates

2007E P/E
x


25
20
15
10
5
0
19.8
18.3
17.9
15.8
15.3
14.6
11.8
ENB
WMB
TRP
OKE
Kite
Unaffected
SUG
EP
Current
Offer:
19.8x
Mean(1):
16.4x

PEG:	2.72	1.50	8.97	1.97	1.97	1.94	1.47

Source FactSet and Kite management estimates

2006E AV/EBITDA
x


15
12
9
6
3
0
13.3
11.3
10.7
9.7
9.5
8.8
7.1
ENB
SUG
Kite
Unaffected
TRP
WMB
OKE
EP
Current
Offer:
12.6x
Mean(1):
9.9x

Source FactSet and Kite management estimates

2007E AV/EBITDA
x


15
12
9
6
3
0
13.2
10.8
9.7
9.4
8.6
8.0
6.4
ENB
SUG
Kite
Unaffected
TRP
OKE
WMB
EP
Current
Offer:
11.7x
Mean(1):
9.4x

Source FactSet and Kite management estimates

Legend	
El Paso	EP
Enbridge	ENB
ONEOK	OKE
Southern Union	SUG
TransCanada	TRP
Williams	WMB

Note
1. Mean excludes Kite Unaffected

Valuation of Kite

Next Twelve Months P/E Chart – Last Five Years

As of August 22, 2006

- **Over the past five years, Kite's peers have consistently traded from 15-19x Next Twelve Months P/E**
  - **Traded within this range over 80% of last three years**
- **Its peer group since 2004 has averaged a P/E of 18x**
  - **Kite has also averaged an 18x P/E since January 2004**

Next Twelve Months P/E Forward Estimates

x


30
25
20
15
10
5
8/22/01
3/1/02
9/13/02
3/28/03
10/10/03
4/23/04
11/5/04
5/20/05
12/2/05
8/22/06
Kite
Peers (1)

Source FactSet

Average Next Twelve Months P/E	1 Year	2 Year	3 Year
Kite	19.4x	18.7x	17.8x
Peers [1]	17.6x	17.6x	17.9x

Note

1. Includes TransCanada, Williams, El Paso, Enbridge, ONEOK and Southern Union

Valuation of Kite

Discounted Equity Value

Undiscounted FY1 EPS

	2006	2007	2008	2009	2010
EPS	5.00	5.44	6.69	7.58	8.30
Stock price at					
15.0x	82	100	114	124	-
16.0x	87	107	121	133	-
17.0x	92	114	129	141	-
18.0x	98	120	136	149	-

Present Value of Pro Forma Share Price Discounted at 9% Cost of Equity[1]

Forward P/E Multiple	2006	2007	2008	2009
15.0x	79.80	93.27	100.14	104.01
16.0x	85.01	99.15	106.25	110.15
17.0x	90.22	105.03	112.36	116.28
18.0x	95.43	110.92	118.47	122.42

Present Value of Pro Forma Share Price Discounted at 10.5% Cost of Equity [2]

Forward P/E Multiple	2006	2007	2008	2009
15.0x	79.26	91.40	96.86	99.35
16.0x	84.43	97.16	102.77	105.20
17.0x	89.61	102.93	108.67	111.05
18.0x	94.78	108.69	114.58	116.90

Notes

1. Based on forward EPS; Includes value of cumulative dividends and assumes 9% discount rate
2. Based on forward EPS; Includes value of cumulative dividends and assumes 10.5% discount rate

Selected Midstream Transactions

Selected Midstream Transaction Comps – AV / FY1 EBITDA


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
13.0
8.8
9.1
11.4
9.8
12.3
12.1
8.0
9.7
8.9
9.1
Mean 10.2
Median 9.7

Acquiror	Plains All American Pipeline	Gaz de France	National Grid	Kite	Duke Energy	Valero	Atmos Energy	Southern Union/GE	Enterprise Products	MidAmerican Energy	Duke Energy
Target	Pacific Energy Partners	Suez	KeySpan	Terasen	Cinergy	Kaneb Pipeline	TXU Gas	CrossCountry	GulfTerra Energy	Northern Natural Gas	Westcoast Energy
Total Agg. Value ($MM)	2,390	70,260	11,658	5,703	14,400	2,621	1,925	2,450	4,733	1,878	8,500
Date Ann.	6/23/06	2/25/06	2/25/06	8/1/05	5/9/05	11/1/04	6/17/04	6/2/04	12/15/03	7/29/02	9/20/01

Project Franklin

Valuation of Kite

Premia Paid [1][2]

Selected Transactions

All Cash Transactions
%



40
35
30
25
20
15
10
5
0
38
33
29
26
2003
2004
2005
2006
Current
Offer:
27%

Cash Transactions Above $10 Bn
%



40
35
30
25
20
15
10
5
0
25
37
27
26
2003
2004
2005
2006
Current
Offer:
27%

Energy Transactions Above $1 Bn
%



40
35
30
25
20
15
10
5
0
11
19
33
29
2003
2004
2005
2006
Current
Offer:
27%

Notes
1. Includes announced bids for U.S. public targets with an aggregate value of $100MM or more. Excludes terminated transactions
2. Annual amounts based on mean of percentage premiums paid over unaffected stock price, which is defined as stock price 4 weeks prior to the earliest of the deal announcement, announcement of a competing bid, and market rumors

Discounted Cash Flow Analysis

Kite

Kite Discounted Cash Flow

Discount Rate	7.5%			8.0%			8.5%		
FY 2010 EBITDA Multiple	9.5x	10.5x	11.5x	9.5x	10.5x	11.5x	9.5x	10.5x	11.5x
Year 4 EBITDA	2,353	2,353	2,353	2,353	2,353	2,353	2,353	2,353	2,353
Terminal Value	22,349	24,702	27,054	22,349	24,702	27,054	22,349	24,702	27,054
PV of Terminal Value @ 6/30/06	16,141	17,840	19,539	15,807	17,471	19,135	15,482	17,112	18,741
PV of Free Cash Flow @ 6/30/06 (1)	4,470	4,470	4,470	4,428	4,428	4,428	4,386	4,386	4,386
Estimated Aggregate Value	20,611	22,310	24,009	20,235	21,899	23,563	19,868	21,498	23,128
Less: Total Debt	(7,381)	(7,381)	(7,381)	(7,381)	(7,381)	(7,381)	(7,381)	(7,381)	(7,381)
Plus: Cash	169	169	169	169	169	169	169	169	169
Equity Value	13,398	15,097	16,796	13,022	14,686	16,350	12,656	14,285	15,915
Shares Outstanding	136	136	136	136	136	136	136	136	136
Equity Value Per Share	$ 98.84	$111.22	$123.62	$ 96.07	$108.21	$120.36	$ 93.39	$105.29	$117.18
Implied Perpetuity Growth Rate	2.5%	2.9%	3.3%	2.9%	3.4%	3.8%	3.4%	3.9%	4.3%

Note
1. Includes 50% of 2006E cash flows and includes after-tax proceeds of $579MM for announced sale of Retail

Valuation of Kite

LBO Analysis

Assumptions:

- **Valuation as of 6/30/06**
- **Assumes net debt of $7,213 million refinanced in transaction**
- **Sponsor equity based on expected balance sheet at 12/31/06**
- **Operating assumptions based on management estimates**
- **Assumes management incentive payments granted at a time of realization (2010)**
  - **$0 granted at 9x exit multiple**
  - **$316MM granted at 11x exit multiple**

Sources $MM	
Insider Rolled Equity	3,010.0
Equity from Sponsor	5,057.8
Total Debt	14,096.8
Total Sources	**22,164.6**

Uses $MM	
Equity Purchase Price	14,587.8
Net Debt Refinanced	7,212.8
Financing / Other Fees	364.0
Total Uses	**22,164.6**

Pro Forma Capitalization

	Interest Rate	Opening	2H 2006	2007	2008	2009	2010
Term Loan B & C	L + 163bps	5,600.0	5,600.0	5,544.0	5,488.0	5,432.0	5,376.0
Term Loan D	L + 138bps	2,000.0	2,000.0	2,000.0	2,000.0	2,000.0	2,000.0
Existing Debt	6.6%	6,496.8	6,732.9	5,272.6	5,045.2	4,631.0	4,113.3
		14,096.8	14,332.9	12,816.6	12,533.2	12,063.0	11,489.3
Total Debt / EBITDA		**8.1x**	**8.3x**	**7.5x**	**6.3x**	**5.5x**	**4.9x**
% of Total Debt Repaid		**0.0%**	**(1.7%)**	**9.1%**	**11.1%**	**14.4%**	**18.5%**

Valuation of Kite

LBO Analysis

- Table illustrates the equity returns by varying the initial purchase price per share and exit multiple

Equity Returns Analysis [1]

Purchase Price Per Share ($)	2010E LTM Exit Multiple				
	9.5x	**10.0x**	**10.5x**	**11.0x**	**11.5x**
80.00	21.0%	23.4%	25.7%	28.0%	30.0%
85.00	17.3%	19.9%	22.1%	24.3%	26.2%
90.00	14.8%	16.7%	19.0%	21.2%	23.0%
95.00	12.1%	14.6%	16.2%	18.3%	20.3%
100.00	9.6%	12.1%	14.4%	15.8%	17.8%
105.00	7.8%	9.9%	12.1%	14.2%	15.5%
107.50	6.8%	9.3%	11.1%	13.2%	15.1%
110.00	5.8%	8.3%	10.1%	12.2%	14.1%

Note
1. Excludes a $1.0Bn contingent equity commitment that investors will provide to the entity if it fails to achieve a determined interest coverage test

Valuation of Kite

Sum-of-the-Parts Valuation

Sum-of-the-Parts Aggregate Value
$Bn



35
30
25
20
15
10
5
0
$84-$128 (1)
$82-$145
$100-$117
$107
$100
$18.1-$24.1 (1)
$19.8-$28.3
$20.0-$22.3
$21.8
$21.7
4.0
2.0
8.0
10.1
6.1
2.2
9.2
10.6
2.1
8.0
12.0
9.4
12.5
8.9
12.9
Blackstone / Morgan Stanley
Morgan Stanley Equity Research
RBC
Wachovia
Citigroup
Equity Research
Other
GP
Other Variance
GP Variance

Source Wall Street equity research

Note
1. Assumes that $579MM of after-tax proceeds from sale of Retail used to pay down debt

Valuation of Kite

Sum of Parts

Sum-of-the-Parts Valuation Range ($ Millions, except where noted)			
	Asset Valuation Range		
Description of Assets	Low	Mid	High
Investments in Key			
GP Stake in Key	$8,000	$10,000	$12,000
Kite's LP units in Key	746	878	1,009
Kite's "I" units in Key Management	369	434	499
Value of Stake in Key and Key Management	**$9,115**	**$11,312**	**$13,508**
Other Operating Business Segments			
NGPL	$5,000	$5,400	$5,800
Terasen Gas	2,300	2,650	3,000
Kite Canada	1,500	1,535	1,570
Power & Other [(1)]	155	165	175
Total Agg Value	**$18,070**	**$21,062**	**$24,053**
Less: (Estimates as of 6/30/06)			
Total Debt [(2)]	$6,803	$6,803	$6,803
Cash	(169)	(169)	(169)
Equity Value	**$11,436**	**$14,427**	**$17,419**
Kite Diluted Shares Outstanding [(3)]	135.4	135.7	135.9
Implied Equity Value / Share	**$84.49**	**$106.33**	**$128.16**

Notes
1. Represents estimated after-tax proceeds from anticipated sale
2. Assumes that $579MM of after-tax proceeds from sale of Retail used to pay down debt
3. Different FD share count applied due to the exercising of options

Section 6

Strategic Alternatives

Continuum of Strategic Alternatives

Remain Independent ⟷ **Sale of Company**

Alternative	Status Quo	Leveraged Share Repurchase	Leveraged Share Repurchase with Asset Dispositions	Restructuring (i.e., 5/13/06 management plan)	Auction Pieces of Kite Separately	Sell Kite
Description	• Execute on management's long-term plan	• Increase leverage on business, using proceeds to repurchase Kite common/pay special dividend to shareholders • Alternatives include relatively modest to highly levered share repurchase • Execute on management's long-term plan	• Leverage can be augmented or replaced by asset sales • Increase leverage on business, using proceeds to repurchase Kite common/pay special dividend to shareholders • Execute on management's long-term plan	• Using a variety of strategic alternatives, find most value enhancing alternative for each property owned by Kite	• In order to achieve the highest price for each piece, auction pieces of Kite separately	• Sell Kite
Issues to Consider	• Achievability of operating plan	• Amount of desired leverage • Achievability of operating plan	• Amount of desired leverage • Achievability of operating plan • Determining which assets to sell	• Timing/complexity • Tax consequences / accounting "noise" • Market reaction	• Tax consequences • Depth of market for certain assets	• Depth of market

Illustrative Value of Management's Plan

Undiscounted FY1 EPS	2006	2007	2008	2009	2010
EPS	5.00	5.44	6.69	7.58	8.30
Stock price at					
15.0x	82	100	114	124	-
16.0x	87	107	121	133	-
17.0x	92	114	129	141	-
18.0x	98	120	136	149	-

Kite Discounted Equity Value at 9% Discount Rate– Pro Forma Share Price (1)
$


130
120
110
100
90
80
122.42
116.28
110.15
104.01
95.43
90.22
85.01
79.80
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Forward P/E Multiples
15x
16x
17x
18x

Source Management projections

Kite Discounted Equity Value at 10.5% Discount Rate– Pro Forma Share Price (1)
$


120
110
100
90
80
116.90
111.05
105.20
99.35
94.78
89.61
84.43
79.26
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Forward P/E Multiples
15x
16x
17x
18x

Source Management projections

Note
1. Includes cumulative dividends

Illustrative Risks and Opportunities (cont'd)

Discounted Equity Value Variability

Effect of Specially Identified Events on Discounted Equity Value:

Status Quo Discounted Equity Value = $108.13


$108.13 (1)
10% Change in Production
104.50
111.77
$200 Change in Average Annual Incremental Unidentified Growth Opportunities
105.90
110.37
$10 Change in Oil Price
106.46
109.81
1.0x Change in KMI/KMP EBITDA acquisition/expansion multiple
106.46
109.81
MLP Interest Rate Change by 50 bps
106.74
109.53
MLP Yield Change by 50 bps
107.85
108.41
10% Change in Budget for REX, LA, TMX I & II
107.01
108.13
1 Year Delay in REX & LA
107.29
108.13
103
105
107
109
111
113

Note
1. Assumes a forward multiple of 16.5x (midpoint of the previously illustrated range) and a discount rate of 10.5%

Overview of the Leveraged Repurchase

Impact of Share Repurchase

- **Kite has a substantial opportunity to repurchase a meaningful amount of stock by using the proceeds from its asset sales and issuing incremental debt**
  - **Maintains investment grade rating**
  - **It will be important to express strong commitment to investment grade rating to credit agencies**
- **Costs of going below investment grade involve more complexity and expense in issuing debt if current bonds remained outstanding**

- Currently, Kite has $7.4Bn of debt (4.3x 2006 EBITDA) and a BBB / Baa2 credit rating
- In order to maintain the investment grade rating, it will be important to maintain total debt of less than $10Bn
  - Kite expects $767MM of after-tax proceeds (and the removal of $377MM of debt) from the drop-down of TransMountain and the sale of 75% of Corridor
  - Kite also expects to receive after-tax proceeds of $787MM from the sale of Power and Retail
- A $4Bn share repurchase should maintain the investment grade rating
  - However, this is the edge of investment grade, it brings debt to EBITDA to 6.4x, and could create risk of non-investment grade outcomes
- A share repurchase of $3Bn would likely result in a downgrade to BBB- / Baa3, but is unlikely to result in Kite dropping below investment grade (represents 5.8x EBITDA)

Sources **$MM**	
After-tax Proceeds of Power	208
After-tax Proceeds of Retail	579
3Yr FRN (6.1%)	640
5 Yr Fixed / FRN (6.6%)	953
10Yr Fixed (6.9%)	640
Total	3,020

Uses **$MM**	
Repurchase of Shares @ $95 - $110 per share	3,000
Fees	20
Total	3,020

Strategic Alternatives

Impact on Credit Statistics

- **From a financial perspective, the share repurchase**
  - **Increases Kite EPS during the 2006-2010 period**
  - **Also increases overall Kite leverage, however marginally increases free cash flow as reduced dividend payments offset increased interest expense**

Management Plan Assumptions

- Existing Debt currently has a weighted average cost of approximately 6.5%
- Sale of TransMountain for $700MM to Key
- Sale of 75% of Corridor for $225MM to income trust

Leveraged Recapitalization Additional Assumptions

- $3Bn Share Repurchase
- $105 per share Repurchase Price
- Interest Rates on New Debt: 3 Yr FRN (6.1%), 5 Yr Fixed / FRN (6.6%), 10 Yr Fixed (6.9%)
- Sale of Retail for $710MM
- Sale of Power for $175MM

Accretion / Dilution Analysis

	2006	2007	2008	2009	2010
Mgmt. EPS ($)	5.00	5.44	6.69	7.58	8.30
@ $100					
Pro Forma		5.75	7.40	8.55	9.50
Acc. / Dil.		*6%*	*11%*	*13%*	*14%*
@ $105					
Pro Forma		5.67	7.29	8.42	9.36
Acc. / Dil.		*4%*	*9%*	*11%*	*13%*

Financial Summary - Management Plan

$MM	2006E	2007E	2008E	2009E	2010E
Key Statistics					
EBITDA ($MM)	1,732	1,721	2,008	2,200	2,353
EPS ($)	5.00	5.44	6.69	7.58	8.30
Free Cash Flow ($MM) [1]	(197)	(566)	(77)	39	37
Fully Diluted Shares (MM)	135.3	134.0	132.2	131.9	131.2
Debt / EBITDA (x)	4.5	3.7	3.2	2.9	2.7
EBITDA / Interest (x)	3.8	4.3	4.8	5.3	5.7

Financial Summary - Leveraged Recapitalization

$MM	2006E	2007E	2008E	2009E	2010E
Key Statistics					
EBITDA ($MM)	1,520	1,700	1,987	2,180	2,333
EPS ($)		5.67	7.29	8.42	9.36
Free Cash Flow ($MM) [1]		(589)	(86)	45	60
Fully Diluted Shares (MM)		105.4	103.6	103.3	102.7
Debt / EBITDA (x)	5.8	5.4	4.7	4.3	3.9
EBITDA / Interest (x)	2.6	2.9	3.3	3.6	3.9

Note
1. Operating Cash Flow – Capital Expenditures & JV Investments - Dividends

Discounted Equity Value

Repurchase Shares @ $100

Discounted Equity Value
$

		2006			2007			2008			2009		
		Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change
	9.0% Cost of Equity												
P/E	15x	79.80	84.31	5.7%	93.27	102.60	10.0%	100.14	111.85	11.7%	104.01	117.38	12.9%
P/E	16x	85.01	89.82	5.7%	99.15	109.10	10.0%	106.25	118.74	11.8%	110.15	124.41	12.9%
P/E	17x	90.22	95.33	5.7%	105.03	115.61	10.1%	112.36	125.63	11.8%	116.28	131.43	13.0%
P/E	18x	95.43	100.84	5.7%	110.92	122.11	10.1%	118.47	132.52	11.9%	122.42	138.46	13.1%
	10.5% Cost of Equity												
P/E	15x	79.26	83.74	5.7%	91.40	100.54	10.0%	96.86	108.18	11.7%	99.35	112.10	12.8%
P/E	16x	84.43	89.21	5.7%	97.16	106.91	10.0%	102.77	114.84	11.7%	105.20	118.80	12.9%
P/E	17x	89.61	94.68	5.7%	102.93	113.28	10.1%	108.67	121.50	11.8%	111.05	125.50	13.0%
P/E	18x	94.78	100.16	5.7%	108.69	119.65	10.1%	114.58	128.16	11.9%	116.90	132.20	13.1%

Discounted Equity Value

Repurchase Shares @ $105

Discounted Equity Value
$

		2006			2007			2008			2009		
		Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change	Base Case	Share Repurchase	% Change
	9.0% Cost of Equity												
P/E	15x	79.80	83.18	4.2%	93.27	101.21	8.5%	100.14	110.34	10.2%	104.01	115.81	11.3%
	16x	85.01	88.61	4.2%	99.15	107.62	8.5%	106.25	117.13	10.2%	110.15	122.73	11.4%
	17x	90.22	94.05	4.2%	105.03	114.03	8.6%	112.36	123.93	10.3%	116.28	129.65	11.5%
	18x	95.43	99.48	4.2%	110.92	120.44	8.6%	118.47	130.72	10.3%	122.42	136.57	11.6%
	10.5% Cost of Equity												
P/E	15x	79.26	82.61	4.2%	91.40	99.18	8.5%	96.86	106.73	10.2%	99.35	110.60	11.3%
	16x	84.43	88.01	4.2%	97.16	105.46	8.5%	102.77	113.29	10.2%	105.20	117.20	11.4%
	17x	89.61	93.41	4.2%	102.93	111.74	8.6%	108.67	119.85	10.3%	111.05	123.80	11.5%
	18x	94.78	98.80	4.2%	108.69	118.02	8.6%	114.58	126.41	10.3%	116.90	130.40	11.5%

Structural Considerations for Kite Restructuring

Structural Considerations

	Key GP	NGPL	Terasen Gas	Kite Canada
Estimated Value	$8Bn / $12Bn	$5Bn / $5.8Bn	$2.3Bn / $3Bn	$1.5Bn / $1.6Bn
2006-2010 EBITDA Growth	14.7%	5.1%	1.9%	NA
Illustrative Tax Basis (Assets / Stocks)	$0	$1Bn / $3.4Bn	$2.5Bn / $734MM	TransMountain: $323MM Corridor: $482MM / $167MM Express: $175MM
Potential Restructuring Alternatives	• Take public • Leave as "StumpCo"	• Spin • IPO • Sell • Sell to Key	• Spin • IPO • Sell	• Sell assets/stakes • Sell to Key
Issues to Consider	• Separation from NGPL would create dis-synergies • Effectively no basis in GP	• The low basis in the assets limits value of a sale to Key • Relatively high basis in stock provides for opportunity to Sale/IPO/Spin • Dis-synergies separating NGPL from Key Pipelines • Save/Spin/IPO could cause FERC to review	• Tax basis approximates value	• Corridor a low return asset • Express partners (Borealis and Ontario Teachers) seem to have no interest in selling

Public Restructuring Plan

Sale for $710MM (1)

Sale for $175MM

Kite

20% IPO

Kite Canada

Second largest transporter of crude oil and petroleum products in Canada. The company has a total transportation capacity of about 960,000 barrels/day through approximately 2,800 miles of pipelines in Canada and the U.S. It also has five terminals with about 5 million barrels of capacity.

2006E EBITDA: $135MM

Includes:

- Transmountain
- Corridor
- Express
- Platt

Retail Natural Gas

Natural gas utility for approx. 240,000 residential, agricultural, commercial and industrial customers in rural Colorado, Wyoming and Nebraska.

2006E EBITDA: $66MM

Power

Develops natural gas-fired power plants. The company built and holds a preferred interest in a 550-megawatt natural gas-fired power plant in Jackson, MI. It also owns an interest in three plants in Colorado.

2006E EBITDA: $21MM

Key Stake

Kite owns the general partner of and has a significant limited partner interest in Key.

2006E EBITDA: $660MM

100% GP | 17% KMR Shares | 9% LP Units

Terasen Gas

Largest local distribution company in British Columbia and third largest in Canada. It provides natural gas distribution and related services to almost 900,000 customers.

2006E EBITDA: $325MM

NGPL

Largest transporter of natural gas into the high-demand Chicago market. The system has approx. 10,000 miles of pipeline, 239 Bcf of working gas storage and peak day deliverability of 5.8 Bcf/day.

2006E EBITDA: $522MM

Key

$700MM

Sale of 75% for $225MM plus removal of $377MM in debt

CO_2

Largest transporter and marketer of CO_2 for enhanced oil recovery projects in the U.S. Transports over 1 Bcf/day through 1300 miles of pipelines. Significant interests in three oil fields and a crude oil pipeline in the Permian Basin.

2006E EBITDA: $548MM

Natural Gas Pipelines

Major transporter of natural gas in TX, Rocky Mtn., and the Midwest. Approx. 15,000 miles of pipelines with transportation capacity of 9 Bcf/day and working gas storage capacity of 35 Bcf. Also owns and operates gathering, treating and processing facilities.

2006E EBITDA: $503MM

Products Pipelines

Largest independent transporter of petroleum products in the U.S. The company transports over 2 million barrels/day of gasoline, jet fuel, diesel and natural gas liquids through more than 10,000 miles of pipelines.

2006E EBITDA: $592MM

Terminals

Largest independent terminal operator in the U.S. Approx. 85 terminals handle more than 80 million tons annually of coal, petcoke and other materials. Liquids storage capacity of 40 million barrels for petroleum products & chemicals, and about 55 transload facilities.

2006E EBITDA: $393MM

REX

Key, Sempra Pipelines & Storage and ConocoPhillips are jointly pursuing the development of a natural gas pipeline to link producing areas in the Rocky Mountain region to the upper Midwest and Eastern United States. The pipeline will have a capacity of up to 2 Bcf/day.

2006E EBITDA: $0

Legend: Asset considered part of restructuring plan

Source Management Projections including G&A allocations for Kite; above figures do not include $7.3MM unallocated G&A and $8.8MM of equity income for Customer Works; Key figures exclude corporate expenses

Note
1. Expected to close in January 2007

Public Restructuring Plan

Present Value of Pro Forma 2010 Combined Share Price (1)

SpinCo LTM EBITDA Multiple	HoldCo Trading Yield 3.5%	4.5%	5.5%
8.5x	137.82	114.86	100.24
9.0x	139.87	116.90	102.29
9.5x	141.91	118.95	104.34
10.0x	143.96	121.00	106.39
10.5x	146.01	123.05	108.43

Premium to Offer Price of $107.50 (1)

SpinCo LTM EBITDA Multiple	HoldCo Trading Yield 3.5%	4.5%	5.5%
8.5x	28.2%	6.8%	(6.8%)
9.0x	30.1%	8.7%	(4.8%)
9.5x	32.0%	10.7%	(2.9%)
10.0x	33.9%	12.6%	(1.0%)
10.5x	35.8%	14.5%	0.9%

Present Value of Pro Forma 2010 Combined Share Price (2)

Discount Rate	HoldCo Trading Yield 3.5%	4.5%	5.5%
9.0%	147.00	123.18	108.03
10.0%	141.91	118.95	104.34
11.0%	137.05	114.90	100.81
12.0%	132.40	111.03	97.44

Premium to Offer Price of $107.50 (2)

Discount Rate	HoldCo Trading Yield 3.5%	4.5%	5.5%
9.0%	36.7%	14.6%	0.5%
10.0%	32.0%	10.7%	(2.9%)
11.0%	27.5%	6.9%	(6.2%)
12.0%	23.2%	3.3%	(9.4%)

Notes
1. Assumes a 10% discount rate
2. Assumes a SpinCo LTM multiple of 9.5x EBITDA

Appendix A

Valuation of Key General Partnership

Kite / Key Relationship Overview


Kite Shareholders
Kite
2006 Tax Effected Cash Flow: $415MM
Key Stake
2006 Cash Flow: $660MM
100% GP Stake
10MM Key Management Shares (17%)
20MM Key Units (9%)

Key General Partner Valuation Summary

Valuation Summary

Aggregate Value ($Bn)

	Statistic ($MM)
Public Market Trading Comps	
Cash Flow Yield 2006 (3.5%–5.5%)	$337[1]
Disaggregated 2006 Cash Flow (15.0x–22.5x)	$536
Equity Research Estimates	
Transaction Comps	
Disaggregated 2006 Cash Flow (16.0x–18.0x)	$536
Discounted Cash Flow	
9-12% Discount Rate; 3-6% of Previous Year Capitalization Re-Invested	



6.1
9.6
8.0
12.1
8.0
15.3
8.6
9.6
9.0
13.0
Indicative Range (8.0-12.0)
3
8
13
18

Note
1. Tax effected cash flow

GP Valuation

Public Comparable Summary

GP Valuation Analysis	Key	Enterprise	Energy Transfer	Magellan	Valero	Buckeye
GP Valuation						
GP Unit Price (8/22/06)		36.80	25.95	22.42	20.80	15.40
Units Outstanding		89	124	63	43	28
Equity Value		3,271	3,227	1,405	884	436
Net Debt (GP Level)		147	380	-	-	-
Aggregate Value		**3,417**	**3,607**	**1,405**	**884**	**436**
Current Yield		3.4%	3.7%	3.9%	5.8%	5.3%
Implied Disaggregated GP Cash Flow Multiple (x)		28.9	25.2 [1]	26.2	20.9	16.1
GP Asset Mix						
General Partner (% stake)		2.0	2.0	2.0	2.0	0.6
IDRs (% ownership)		100	50	100	100	100
Common Units (MM)		13.50	36.40	0.00	10.23	0.08
GP Cash Flow Contribution						
General Partner (%)		12.0%	5.0%	6.0%	7.0%	8.0%
IDRs (%)		69.0%	36.0%	94.0%	26.0%	91.0%
Common Units (%)		20.0%	59.0%	0.0%	67.0%	1.0%
2006E Total Distributions Paid	$1,279.5	$872.1	$538.4	$208.1	$183.3	$151.4
% to GP	42.2%	12.1%	28.7%	27.0%	9.6%	19.2%
% to LP	57.8%	87.9%	71.3%	73.0%	90.4%	80.8%
High Split		25.0%	50.0%	50.0%	25.0%	45.0%
Leverage Factor - Structure		2.3x	1.8x	2.9x	1.7x	2.0x
"Pure" Leverage Factor	1.3x	2.4x	2.5x	2.7x	2.8x	1.9x [2]

Notes
1. Adjusted to normalize the coverage ratio
2. BPL is unique among energy MLPs regarding its high-split and incentive cut

Valuation of Key General Partnership

GP Valuation

Equity Market Perspective

Trading Comparables (GPs) Company	Yield (%)	Market Capitalization ($Bn)
Enterprise	3.4	3.3
Energy Transfer	3.7	3.2
Magellan	3.9	1.4
Valero	5.8	0.9
Buckeye	5.3	0.4
Representative Range		3.5% – 5.5%

Source FactSet, Company Filings, Company Presentations

Breakdown of GP Market Capitalization
($Bn)



28.9x
25.2x
26.2x
20.9x
16.1x
4.0
3.0
2.0
1.0
0.0
3.4
3.6
1.4
0.9
0.4
3.0
0.4
1.9
1.7
1.4
0.4
0.5
0.4
EPE
ETE
MGG
VEH
BGH
LP Value
Implied GP Value

Source FactSet, Company Filings, Company Presentations

Research Estimates of Key GP

Kite Valuation Research Estimates	GP Valuation	Valuation of Remaining Business
Morgan Stanley	9.2 - 15.3	10.6 - 13.0
RBC	8.0	12.0 - 14.3
Wachovia	9.4	12.4
Citigroup	8.9	12.8

Valuation of Key General Partnership

GP Transaction Comps

GP Transaction Comps

Acquiror / Target	Date Announced	Aggregate Value ($MM)	Aggregate Value LTM EBITDA (x)	Aggregate Value 1 Yr Fwd EBITDA (x)	Disaggregated Implied Embedded Equity Value ($MM)	Disaggregated Adjusted GP Purchase Price ($MM)	Disaggregated GP Value GP LTM EBITDA (x)
Plains All American Pipeline, LP / Pacific Energy Partners, LP	6/12/2006	2,390.0	NA	13.0	333.7	2,056.3	12.8[1]
EPCO Inc. / TEPPCO GP	2/24/2005	1,100.0	16.2	NA	NA	1,100.0	16.2
Valero LP / Kaneb Pipe Line Partners	11/1/2004	2,621.0	13.3	12.3	307.3	217.7	29.0
ONEOK, Inc. / Northern Plains Natural Gas Co	9/16/2004	175.0	16.2	NA	20.5	154.5	16.8
Enterprise Products Partners / GulfTerra Energy Partners	12/15/2003	4,733.3	10.9	9.7	2,891.9	1,841.4	8.0
Carlyle/Riverstone & Madison Dearborn / Williams Energy Partners	4/21/2003	823.2	8.8	8.5	569.4	253.8	4.9

Note
1. Forward multiple used as proxy for LTM

GP Valuation

- In an MLP structure, the growth rate of the cash flow to the GP is determined by three factors
  - The core growth rate of the existing asset base
  - The "leverage factor" and
  - The ability to issue additional LP units to fund growth capex projects and acquisitions.

	Core Growth	Leverage Factor	New Unit Issuance
Description	• Core growth of the overall distributable cash flow of the MLP available to both the LPs and the GP from the existing asset base	• The multiplier on top of the LP per unit growth due to the split mechanism; the lower in the split structure the higher the multiple	• Extra growth in overall distributable cash flow through the ability to finance projects and acquisitions partially through the issuance of new units
Impact on LP	• Cash flow available per LP unit will grow less than the overall DCF due to the unequal sharing of incremental cash flow through the splits	• N/A	• Will increase the per LP unit growth rate if the projects or acquisitions produce a higher equity return than the "break-even" return. Break-even equity return is the yield of LP unit divided by the percentage of the overall DCF going to the LPs
Impact on GP	• Cash flow available to the GP will grow faster than the overall DCF due to the unequal sharing of incremental cash flow through the splits		• Increases the GP cash flow even if the projects or acquisitions produce an equity return lower than "break-even" for the LPs. Break-even equity returns increase as LP unit yield and percentage of total DCF to the GP increase

% of Total DCF to GP	Implied Leverage Factor
25.0%	3.0x
27.5%	2.6x
30.0%	2.3x
32.5%	2.1x
35.0%	1.9x
37.5%	1.7x
40.0%	1.5x
42.5%	1.4x
45.0%	1.2x
47.5%	1.1x

Breakeven re-investment rate

% of Total DCF to GP	LP Unit Yield 6.0%	6.5%	7.0%	7.5%	8.0%
25.0%	8.5%	8.9%	9.3%	9.7%	10.1%
27.5%	8.7%	9.1%	9.5%	9.9%	10.4%
30.0%	8.9%	9.3%	9.7%	10.2%	10.6%
32.5%	9.1%	9.5%	10.0%	10.4%	10.9%
35.0%	9.3%	9.7%	10.2%	10.7%	11.1%
37.5%	9.5%	10.0%	10.5%	10.9%	11.4%
40.0%	9.7%	10.2%	10.7%	11.2%	11.7%
42.5%	10.0%	10.5%	11.0%	11.6%	12.1%
45.0%	10.3%	10.8%	11.4%	11.9%	12.5%
47.5%	10.6%	11.2%	11.7%	12.3%	12.9%

GP Valuation (cont'd)

Key Assumptions

- 20 year discounted cash flow model
- Management projections and capital plan through 2010
- 3% growth in Base EBITDA from 2011–2026 (before EBITDA from acquisitions/expansion; excludes equity in partnership earnings); 100% payout starting in 2011
- Annual capital investments based on percentage of previous year total capitalization at 13% re-investment rate ($795MM investment/$103.4MM EBITDA)
- Expansions/acquisitions funded with 40% debt (@ 6.6% interest rate) and 60% equity (7% yield)
- Maintenance capital expenditures of 1.1% of previous year total capitalization
- Income taxes of 1.7% of Base EBITDA
- 37% tax rate
- Terminal value calculated as perpetuity assuming 3% growth in after-tax cash flows to the GP

Management Assumptions
$MM

	2006	2007	2008	2009	2010
Total Distributable Cash Flows	1,279.5	1,500.9	2,001.0	2,299.6	2,535.7
GP Interest	535.5	635.7	855.2	1,000.8	1,103.1
Distributable Cash Flow to Common Units	744.0	865.2	1,145.8	1,298.8	1,432.6
Capitalization					
Net Debt (1)	6,193.8	7,772.9	8,497.1	9,390.7	9,000.3
Shareholders' Equity	3,832.7	4,676.2	5,960.6	6,290.5	6,904.2
Total Capitalization	10,026.5	12,449.1	14,457.8	15,681.2	15,904.5
Expansion Projects/Acquisitions	1,391.8	2,639.7	2,252.1	1,552.7	592.6
% of Previous Year Capitalization	15.8%	26.3%	18.1%	10.7%	3.8%

Note
1. Excludes market value of interest rate swaps

Valuation of Key General Partnership

GP Discounted Cash Flow

At 3% EBITDA CAGR

- **The tables below illustrate the value of Kite's GP Interest as of June 30, 2006 by varying the amount of capital invested and discount rate**

GP Interest as of 6/30/06

$MM

		% of Previous Year Capitalization Re-invested			
		3.0%	**4.0%**	**5.0%**	**6.0%**
Discount Rate	**9.0%**	13,120	13,742	14,440	15,223
	10.0%	11,039	11,524	12,066	12,672
	11.0%	9,498	9,885	10,315	10,795
	12.0%	8,315	8,628	8,977	9,364
	Average Capital Invested (2011-2016)	486	664	851	1,047

Implied 2006E Multiple

		% of Previous Year Capitalization Re-invested			
		3.0%	**4.0%**	**5.0%**	**6.0%**
Discount Rate	**9.0%**	24.5x	25.7x	27.0x	28.4x
	10.0%	20.6x	21.5x	22.5x	23.7x
	11.0%	17.7x	18.5x	19.3x	20.2x
	12.0%	15.5x	16.1x	16.8x	17.5x

Valuation of Key General Partnership

GP Discounted Cash Flow

At 0% EBITDA CAGR

GP Interest as of 6/30/06

$MM

	% of Previous Year Capitalization Re-invested			
Discount Rate	3.0%	4.0%	5.0%	6.0%
9.0%	9,586	10,084	10,646	11,282
10.0%	8,275	8,664	9,103	9,597
11.0%	7,284	7,596	7,947	8,340
12.0%	6,508	6,763	7,049	7,368
Average Capital Invested (2011-2016)	489	668	857	1,054

Implied 2006E Multiple

	% of Previous Year Capitalization Re-invested			
Discount Rate	3.0%	4.0%	5.0%	6.0%
9.0%	17.9x	18.8x	19.9x	21.1x
10.0%	15.5x	16.2x	17.0x	17.9x
11.0%	13.6x	14.2x	14.8x	15.6x
12.0%	12.2x	12.6x	13.2x	13.8x

Appendix B

Valuation of NGPL

NGPL Valuation Summary

Valuation Summary

Aggregate Value ($Bn)

	Statistic($MM)
Public Market Trading Comps	
Agg Value / EBITDA 2006 (8.5x–10.5x)	$522
Agg Value / EBITDA 2007 (8.0x–10.0x)	$571
Transaction Comps	
Agg Value / LTM EBITDA (7.5x-10.5x)	$502 (1)
Agg Value / FY1 EBITDA (8.0x-10.0x)	$547 (2)
Discounted Cash Flow	
7-9% Discount Rate; 8.5-10.5x Terminal EBITDA Multiple	


4.4
5.5
4.6
5.7
3.8
5.3
4.4
5.5
4.5
5.7
3
5
Indicative Range (5.0-5.8)
7

Notes
1. Average of 2005 and 2006 EBITDA as management LTM not available
2. Average of 2006 and 2007 EBITDA as management 1 year forward not available

Valuation of NGPL

Pipeline Public Market Comparables

As of August 22, 2006

Selected Ranges	
2006 AV / EBITDA	8.5x-10.5x
2007 AV / EBITDA	8.0x-10x

Legend	
Boardwalk Pipeline	BWP
El Paso	EP
Enbridge	ENB
Enbridge Energy Partners	EEP
Energy Transfer Partners	ETP
Enterprise Products	EPD
ONEOK Partners	OKS
Southern Union	SUG
TransCanada	TRP
Williams	WMB

Aggregate Value to EBITDA
x



16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
13.4
11.2
13.3
13.2
12.9
11.6
12.7
11.5
11.3
10.8
10.9
10.0
9.7
9.4
9.5
8.0
9.3
8.0
7.1
6.4
EPD
ENB
OKS
BWP
SUG
EEP
TRP
WMB
ETP
EP
C-Corp 2006 Mean: 10.2x
C-Corp 2007 Mean: 9.6x
2006 MLP
2007 MLP
2006 C-Corp
2007 C-Corp

Source FactSet and IBES estimates

Valuation of NGPL

Pipeline Transaction Comps

NGPL

Acquiror / Target	Date Announced	Offer for Equity ($mm)	Total Aggregate Value ($mm)	Total Aggregate Value / LTM EBITDA (x)	Total Aggregate Value / 1 Yr Fwd EBITDA (x)	Asset Description
Northern Border Pipeline Company / ONEOK Inc	2/15/2006	3,000	3,000	9.2	8.2	ONEOK's entire G&P, NGL and T&S segments
Loews Holding Company / Gulf South Pipeline	11/22/2004	1,136	1,136	15.2	11.0	8,000mi interstate natural gas pipeline in southern United States from Entergy-Koch LP
CCE Holdings LLC (Southern Union and GE) / CrossCountry Energy LLC	6/2/2004	1,989	2,450	8.9	8.0	Transwestern Pipeline Co., Citrus Corp (50% in Florida Gas Transmission), and Northern Plains Natural Gas, Co.
TransCanada Corp. / Gas Transmission Northwest Corp.	2/24/2004	1,203	1,703	8.7	8.5	1,350mi Idaho/British Columbia border to Malin, OR natural gas pipeline from National Energy & Gas Transmission
Loews Corp / Texas Gas Transmission	4/14/2003	795	1,045	7.5	na	5,800mi natural gas pipeline from E.TX and LA Gulf Coast to the south & midwest from The Williams Cos.
Southern Union Co. / CMS Panhandle Companies	12/22/2002	624	1,790	6.7	na	10,900mi natural gas pipeline extending from the GoM to the Midwest and Canada and related storage
MidAmerican Energy Co (Berkshire Hathaway Inc) / Northern Natural Gas Co.	7/29/2002	928	1,878	7.5	8.9	16,600mi natural gas pipeline extending from Permian Basin to Midwest from Dynegy Inc.
Duke Energy Corporation / Westcoast Energy	9/20/2001	3,426	8,500	9.8	9.1	6,900mi natural gas pipelines, natural gas storage & processing and natural gas distribution utilities
	Mean			**9.2**	**9.0**	
	Median			**8.8**	**8.7**	
	High			**15.2**	**11.0**	
	Low			**6.7**	**8.0**	

Selected Ranges	
AV / LTM EBITDA	7.5x - 10.5x
AV / FY1 EBITDA	8.0x - 10.0x

NGPL Discounted Cash Flow [1]

NGPL Discounted Cash Flow									
Discount Rate	7.0%			8.0%			9.0%		
FY 2010 EBITDA Multiple	8.5x	9.5x	10.5x	8.5x	9.5x	10.5x	8.5x	9.5x	10.5x
Year 4 EBITDA	628	628	628	628	628	628	628	628	628
Terminal Value	5,342	5,970	6,599	5,342	5,970	6,599	5,342	5,970	6,599
PV of Terminal Value @ 6/30/06	3,940	4,403	4,867	3,778	4,223	4,667	3,625	4,051	4,477
PV of Free Cash Flow @ 6/30/06 [1]	862	862	862	845	845	845	828	828	828
Estimated Aggregate Value	4,802	5,265	5,729	4,623	5,067	5,512	4,452	4,879	5,305
Implied Perpetuity Growth Rate	2.3%	2.8%	3.2%	3.3%	3.8%	4.1%	4.2%	4.7%	5.1%

Note
1. Excludes allocation of corporate debt and corporate interest expense

Appendix C

Valuation of Terasen Gas

Terasen Gas Valuation Summary

Valuation Summary

	Statistic ($MM)	Aggregate Value ($Bn) Low	Aggregate Value ($Bn) High
Public Market Trading Comps			
Agg Value / EBITDA 2006 (7.5x–9.5x)	$326	2.4	3.1
Agg Value / EBITDA 2007 (7.0x–9.0x)	$331	2.3	3.0
Transaction Comps			
Agg Value / EBITDA 2006 (9.0x-11.5x)	$326	2.9	3.7
Agg Value / EBITDA 2007 (8.5x-10.5x)	$331	2.8	3.5
Discounted Cash Flow			
7-9% Discount Rate; 8.0-10.0x Terminal EBITDA Multiple		2.3	3.0

Indicative Range (2.3-3.0)

Axis: 1.0, 2.0, 3.0, 4.0, 5.0

Valuation of Terasen Gas

LDC Public Market Comparables

As of August 22, 2006

LDC Aggregate Value / EBITDA
x


12
10
8
6
4
2
0
10.1
9.5
10.0
9.6
9.5
9.0
9.0
8.7
8.9
7.9
8.3
7.9
8.2
7.7
7.4
7.1
6.5
6.1
6.2
5.9
2006 Mean: 8.4
2007 Mean: 7.9
Piedmont Natural Gas
New Jersey Resources
South Jersey Industries
Laclede Group
Peoples Energy
Atmos Energy
Northwest Natural Gas
WGL Holdings
Nicor
ATCO
2006
2007

Source FactSet and IBES estimates

LDC Transaction Comps

Acquiror / Target	Date Announced	Equity Value ($MM)	Total Aggregate Value ($MM)	Total Aggregate Value / Net Utilty Plant (x)	Total Aggregate Value / LTM EBITDA (x)	Total Aggregate Value / FY1 EBITDA (x)	Equity Value / LTM Net Income (x)	Equity Value / CFY Net Income (x)	Equity Value / Book Value (x)
GE Energy Financial Services / Kinder Morgan Retail Gas Operations	08/14/06	710	710	NA	10.5	9.0	14.7	12.2	1.3
WPS Resources / People's Energy Corp	07/10/06	1,592	2,675	1.3	9.1	8.3	18.3	17.4	1.9
Equitable Resources / Dominion Hope / Peoples	03/02/06	970	970	1.5	10.9	NA	NA	17.3	2.4
National Grid / KeySpan	02/25/06	7,418	11,658	1.6	9.1	8.8	18.0	18.1	1.7
National Grid / Southern Union Rhode Island	02/16/06	498	577	NA	10.0	NA	NA	NA	NA
UGI / PG Energy Services	01/26/06	580	580	1.7	10.6	10.4	NA	NA	NA
AGL Resources / NUI	07/15/04	219	682	1.1	12.1	8.5	NM	18.2	1.0
Atmos Energy / TXU Gas	06/17/04	963	1,925	1.8	10.4	8.8	17.5	16.0	2.1
AGL Resources / Virginia Natural Gas	05/08/00	200	500	NA	NA	NA	33.4	20.0	NA
NiSource / Columbia Energy	02/28/00	6,569	8,855	2.0	10.1	8.7	18.5	17.1	1.0
KeySpan / Eastern Enterprises	11/04/99	1,764	2,329	1.8	13.6	11.8	37.9	22.6	3.2
DTE Energy / MCN Energy	10/05/99	2,114	3,844	1.8	9.8	11.0	25.7	17.7	2.4
Energy East / CTG Resources	06/29/99	356	544	1.6	8.7	8.6	23.4	20.6	2.6
Wisconsin Energy / WICOR	06/28/99	1,215	1,444	3.3	9.9	NA	25.5	18.0	2.9
Northeast Utilities / Yankee Energy	06/14/99	481	642	1.7	11.3	NA	34.2	24.2	2.7
Energy East / Connecticut Energy	04/23/99	436	586	2.1	10.1	NA	22.9	21.1	2.2
Dominion Resources / Consolidated Natural Gas	02/22/99	6,161	7,822	1.9	8.8	8.1	20.2	18.3	2.6
SCANA / Public Service of North Carolina	02/16/99	691	955	1.8	12.2	NA	35.6	20.6	3.1
NIPSCO Industries / Bay State Gas	12/18/97	550	838	1.6	10.3	NA	24.9	NA	2.3
			Min	**1.1**	**8.7**	**8.1**	**14.7**	**16.0**	**1.0**
			Mean	**1.8**	**10.4**	**9.3**	**24.7**	**19.1**	**2.2**
			Median	**1.8**	**10.2**	**8.8**	**23.4**	**18.2**	**2.3**
			Max	**3.3**	**13.6**	**11.8**	**37.9**	**24.2**	**3.2**

Terasen Gas Discounted Cash Flow [(1)]

Terasen Gas Discounted Cash Flow

Discount Rate	7.0%			8.0%			9.0%		
FY 2010 EBITDA Multiple	**8.0x**	**9.0x**	**10.0x**	**8.0x**	**9.0x**	**10.0x**	**8.0x**	**9.0x**	**10.0x**
Year 4 EBITDA	350	350	350	350	350	350	350	350	350
Terminal Value	2,800	3,150	3,500	2,800	3,150	3,500	2,800	3,150	3,500
PV of Terminal Value @ 6/30/06	2,065	2,323	2,581	1,980	2,228	2,475	1,900	2,137	2,375
PV of Free Cash Flow @ 6/30/06 [(1)]	461	461	461	452	452	452	443	443	443
Estimated Aggregate Value	2,526	2,784	3,042	2,432	2,680	2,927	2,343	2,580	2,818
Implied Perpetuity Growth Rate	2.4%	2.9%	3.3%	3.3%	3.8%	4.2%	4.3%	4.8%	5.2%

Note
1. Includes 50% of 2006E cash flow

Appendix D

Valuation of Kite Canada

Valuation of Kite Canada

Kite Canada

Total Valuation $MM	
After Tax TransMountain Value	578.0
After Tax Corridor Value	565.6
Equity Income	394.0
Total	**1,537.6**

TransMountain Sale $MM	
Current Management Plan contemplates sale of TransMountain for $700MM to Key (6.7x 2007E EBITDA)	
Sale Value	700.0
Tax Leakage	122.0
After Tax Value	**578.0**

Corridor Sale $MM	
Current management plan contemplates sale of 75% of Corridor for $225MM	
Sale Value (75%)	225.0
Tax Leakage (75%)	36.4
After Tax Proceeds	188.6
Debt Transferred off B/S	377.0
Total Value of Sale	**565.6**

Equity Income Valuation
$MM

Current Management plan contemplates residual equity income attributable to Kite Canada of $21MM

	Statistic	Range
P/E 2007 (17.0x-20.5x)	21	357-431

Average Valuation = 394

Valuation of Kite Canada

Kite Canada Public Market Comparables

As of August 22, 2006

Selected Ranges	
2006 P/E	18.5x - 22.5x
2007 P/E	17.0x - 20.5x

Price to Earnings
x


30.0
25.0
20.0
15.0
10.0
5.0
0.0
23.9
18.3
21.4
20.1
20.9
19.9
19.8
23.3
19.1
17.9
16.8
19.9
2006 Mean: 20.3
2007 Mean: 19.9
Williams
Pembina
Enbridge
Fort Chicago
TransCanada
Inter Pipeline
2006
2007

Source FactSet and IBES estimates

Appendix E

Valuation of Key

Valuation of Key

Key Valuation Summary

Valuation Summary

Aggregate Value ($Bn)

	Statistic ($MM)
52 Week High / Low	
Public Market Trading Comps	
Current Yield (6.0-7.0%)	$3.23
Transaction Comps	
Agg Value / FY1 EBITDA (8.5x-11.5x)	$1,819
Discounted Cash Flow	
Discounted Equity Value	



1.4Bn Market Value
1.3
1.7
1.4
1.6
1.3
2.0
1.5
1.8
Indicative Range (1.3-1.7)
0.0
1.0
2.0
3.0

Valuation of Key

MLP Public Market Comparables

As of August 22, 2006

Legend	
Enbridge Energy Partners	EEP
TEPPCO Partners	TPP
Valero L.P.	VLI
Enterprise Products	EPD
ONEOK Partners	OKS
Magellan Midstream Partners	MMP
Plains All American	PAA
Boardwalk Pipeline Partners	BWP
Crosstex Energy	XTEX
Energy Transfer Partners	ETP

Yield
%



10
8
6
4
2
0
7.6
7.3
7.2
7.0
6.9
6.7
6.3
6.2
5.7
5.4
5.3
Mean: 6.5%
EEP
Key
TPP
VLI
OKS
EPD
MMP
PAA
XTEX
BWP
ETP

Source FactSet, Company Filings

Valuation of Key

MLP Transaction Comps

Key Units

Acquiror / Target	Date Announced	Offer for Equity ($mm)	Total Aggregate Value ($mm)	Total Enterprise Value / LTM EBITDA (x)	Total Enterprise Value / 1 Yr Fwd EBITDA (x)	Asset Description
Kinder Morgan, Inc. / Terasen Inc.	8/1/2005	3,129.4	5,703.3	13.1	11.4	Gas LDC and pipelines business in Canada
Valero LP / Kaneb Pipe Line Partners	11/1/2004	1,956.8	2,621.0	13.3	12.3	Merger of VLI and KPP to become largest terminal operator and 2nd largest petroleum liquids pipeline operator in US
Enterprise Products Partners / GulfTerra Energy Partners	12/15/2003	3,772.3	4,733.3	10.9	9.7	Steps 1 and 2 of Enterprise/GulfTerra MLP merger
MidAmerican Energy Co (Berkshire Hathaway Inc) / Northern Natural Gas Co.	7/29/2002	928.0	1,878.0	7.5	8.9	16,600mi natural gas pipeline extending from Permian Basin to Midwest from Dynegy Inc.
Kinder Morgan Energy Partners, L.P. / Tejas Gas LLC	12/17/2001	750.0	750.0	na	7.9	3,400-mile natural gas intrastate pipeline system in TX and LA from InterGen, Inc.
Duke Energy Corporation / Westcoast Energy	9/20/2001	3,425.9	8,500.0	9.8	9.1	6,900mi natural gas pipelines, natural gas storage & processing and natural gas distribution utilities
	Mean			**10.9**	**9.9**	
	Median			**10.9**	**9.4**	
	High			**13.3**	**12.3**	
	Low			**7.5**	**7.9**	

Key Discounted Equity Value

Present Value of Pro Forma Share Price [1]

Yield	2007	2008	2009	2010
6.50%	51.41	57.28	60.17	60.74
6.75%	49.68	55.45	58.35	59.01
7.00%	48.07	53.75	56.66	57.40
7.25%	46.57	52.17	55.08	55.91
7.50%	45.17	50.69	53.61	54.51

Present Value of Pro Forma Share Price [2]

Yield	2007	2008	2009	2010
6.50%	50.40	55.46	57.57	57.47
6.75%	48.70	53.69	55.83	55.85
7.00%	47.12	52.04	54.22	54.33
7.25%	45.65	50.51	52.72	52.93
7.50%	44.28	49.08	51.32	51.62

Notes
1. Includes value of cumulative dividends and assumes 10.0% discount rate; assumes no KMR discount
2. Includes value of cumulative dividends and assumes 11.5% discount rate; assumes no KMR discount